SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Consolidated Financial Statements

Net Serviços de Comunicação S.A.

Years ended December 31, 2003, 2002 and 2001 with Report of Independent Registered Public Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENTS REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in capital deficiency (stockholders’ equity), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Net Serviços de Comunicação S.A. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has not complied with certain covenants of debt agreements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Notes 3 and 6 to the accompanying consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets effective January 1, 2002.

ERNST & YOUNG
Auditores Independentes S.S.
2SP015199/O-6

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
February 20, 2004, except with respect to the per share calculations discussed in Note 3(k) and the sale of Vicom Ltda. discussed in Note 1(b) and Note 15, as to which the date is August 30, 2004.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(Expressed in thousands of United States dollars, except share amounts)

	2003	2002

Assets
Current assets
Cash and cash equivalents	US$ 68,811	US$ 15,755
Trade accounts receivable, net of allowance for doubtful accounts of $ 14,951 in 2003 and $11,916 in 2002	36,054	29,612
Recoverable income taxes	5,134	2,389
Prepaid expenses	2,384	3,109
Other assets	2,768	1,685

Total current assets	US$ 115,151	US$ 52,550

Property and equipment, net	373,528	349,914
Investments and advances to equity investees	2,403	857
Goodwill on acquisition of consolidated subsidiaries, net	268,639	221,687
Judicial deposits	23,751	14,470
Deferred and recoverable income taxes	10,882	3,437
Other non-current assets	7,337	1,552

Total assets	US$ 801,691	US$ 644,467

	2003	2002

Liabilities and capital deficiency (stockholders’ equity)
Current liabilities
Trade accounts payable	US$ 20,478	US$ 25,785
Accounts payable to programmers, principally with
related parties	56,075	51,060
Income taxes payable	2,918	201
Sales taxes	12,116	13,586
Payroll and related charges	9,884	5,680
Debt	349,932	323,748
Deferred revenue	16,713	14,846
Interest and other financial charges payable	107,583	39,765
Accrued expenses and other liabilities	6,523	3,283

Total current liabilities	US$ 582,222	US$ 477,954
Non-current liabilities
Accounts payable to programmers, including $ 12,851 with related parties	16,051	-
Due to related companies	2,063	2,111
Deferred sign-on, hook-up fee and programming benefit	23,899	19,980
Reserve for contingencies	168,852	96,192
Accrued expenses and other liabilities	11,495	11,980

Total non-current liabilities	US$ 222,360	US$ 130,263

Total liabilities	US$ 804,582	US$ 608,217

Commitments and contingencies
Capital deficiency (stockholders’ equity)
Preferred stock, no par value, shares authorized, issued and outstanding (2003 and 2002 – 1,198,784,187)	1,493,279	1,493,279
Common stock, no par value, shares issued and outstanding (2003 and 2002 – 828,371,343)	811,737	811,737
Additional paid-in capital	15,027	10,357
Accumulated deficit	(2,092,032)	(2,046,629)
Accumulated other comprehensive loss, net	(230,902)	(232,494)

Total capital deficiency (stockholders’ equity)	US$ (2,891)	US$ 36,250

Total liabilities and capital deficiency (stockholders’ equity)	US$ 801,691	US$ 644,467

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share and share amounts)

	Years Ended December 31,

	2003	2002	2001

Revenue
Pay TV subscriptions	US$ 431,578	US$ 421,022	US$ 502,783
Broadband subscription	16,676	12,516	9,480
Pay-per-view	17,152	16,614	19,389
Sign-on and hook-up fees	8,846	9,294	20,456
Other services	10,035	10,308	11,581

Total revenue	484,287	469,754	563,689
Taxes and other deductions from revenues	(91,972)	(82,597)	(92,644)

Net operating revenue	392,315	387,157	471,045

Programming and other operating costs of which US$135,647 relates to programming (US$144,542 in 2002 and US$ 152,941 in 2001)	(214,240)	(225,585)	(255,160)
Selling, general and administrative expenses	(77,163)	(69,517)	(99,856)
Depreciation and amortization	(63,727)	(74,170)	(220,521)
Impairment of goodwill	-	(2,773)	-
Other	(2,364)	(22,159)	(1,796)

Total operating costs and expenses	(357,494)	(394,204)	(577,333)

Operating income (loss)	34,821	(7,047)	(106,288)

Other income (expenses)
Monetary indexation, net	(3,532)	(26,004)	(38,237)
Gain (loss) on exchange rate, net	39,421	(132,657)	(85,850)
Interest expense	(79,738)	(73,732)	(87,117)
Financial expense, net	(36,129)	(84,530)	(37,884)
Interest income	7,628	7,630	11,726
Other	(2,660)	(4,750)	(3,997)

Total other expenses, net	(75,010)	(314,043)	(241,359)

Loss before equity in results of investees	(40,189)	(321,090)	(347,647)
Equity in losses of investees	(580)	(1,162)	(36)

Loss before income taxes and cumulative
effect of accounting change	(40,769)	(322,252)	(347,683)
Income tax expense	(5,089)	(1,106)	(1,915)

Loss before cumulative effect of accounting change	(45,858)	(323,358)	(349,598)
Cumulative effect of accounting change	-	(367,733)	-

Loss before discontinued operations	(45,858)	(691,091)	(349,598)
Income (loss) from discontinued operations, net of tax	455	(9,914)	125

Net loss	US$ (45,403)	US$ (701,005)	US$ (349,473)

Basic and diluted loss per share before cumulative effect of accounting change and discontinued operations	US$ (0.05)	US$ (0.39)	US$ (2.88)
Cumulative effect of accounting change	US$ -	US$ (0.44)	US$ -
Discontinued operations	US$ -	US$ (0.01)	US$ -

Net loss per share, basic and diluted	US$ (0.05)	US$ (0.84)	US$ (2.88)

Weighted average number of common shares outstanding	828,371,343	828,371,343	121,189,144

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY (STOCKHOLDERS’ EQUITY) AND COMPREHENSIVE LOSS
Years Ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except share amounts)

						Additional paid-in capital	Unpaid capital	Accumulated deficit	Accumulated others comprehensive loss	Total
	Number of shares issued		Capital Stock

	Preferred	Common	Preferred	Common	Total

Balance at December 31, 2000	157,953,841	121,189,144	US$1,259,943	US$652,455	US$1,912,398	US$10,357	US$(13,967)	US$(996,151)	US$(124,401)	US$788,236
Deferred stock compensation	-	-	-	-	-	-	1,190	-	-	1,190
Conversation of debentures	1,982,301	-	12,565	-	12,565	-	-	-	-	12,565
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	-	(125,144)	(125,144)
Net loss for the year	-	-	-	-	-	-	-	(349,473)	-	(349,473)

Balance at December 31, 2001	159,936,142	121,189,144	1,272,508	652,455	1,924,963	10,357	(12,777)	(1,345,624)	(249,545)	327,374
Amortization of compensation cost of employees stock purchase plan	-	-	-	-	-	-	594	-	-	594
August 9, 2002 activities
Capitalization of advances made for future capital	23,645,241	352,012,573	5,524	82,235	87,759	-	-	-	-	87,759
Conversation of debentures, net of issuance costs	293,004,176	-	67,297	-	67,297	-	-	-	-	67,297
Capital contribution, net of issuance costs	198,909,005	75,893,597	43,452	14,244	57,696	-	-	-	-	57,696
Capitalization of programming credits due to shareholders	-	3,193,830	-	746	746	-	-	-	-	746

	515,558,422	431,100,000	116,273	97,225	213,498	-	-	-	-	213,498
August 19,2002 activities
Capitalization of advances made for future capital	37,811,449	276,082,012	8,499	62,057	70,556	-	-	-	-	70,556
Conversation of debentures, net of issuance costs	229,591,244	-	51,607	-	51,607	-	-	-	-	51,607
Capitalization of programming credits due to shareholders	221,691,214	-	49,832	-	49,832	-	-	-	-	49,832

	489,093,907	276,082,012	109,938	62,057	171,995	-	-	-		171,995
September 25, 2002 activities
Capitalization of advances made for future capital	35,872,799	-	6,740	-	6,740	-	-	-	-	6,740
Capital contribution, net of issuance costs	22,917	187	3	-	3	-	-	-	-	3

	35,895,716	187	6,743	-	6,743	-	-	-		6,743
Treasury stock repurchase	(1,700,000)	-	(12,183)	-	(12,183)	-	12,183	-	-	-
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	-	17,051	17,051
Net loss for the year	-	-	-	-	-	-	-	(701,005)	-	(701,005)

Balance at December 31, 2002	1,198,784,187	828,371,343	US$1,493,279	US$811,737	US$2,305,016	US$10,357	US$-	US$(2,046,629)	US$(232,494)	US$36,250
Tax benefit of transactions with stockholders	-	-	-		-	4,670		-	-	4,670
Change in cumulative translation adjustment for the year	-	-	-		-	-	-	-	1,592	1,592
Net loss for the year	-	-	-		-	-	-	(45,403)	-	(45,403)

Balance at December 31, 2003	1,198,784,187	828,371,343	US$1,493,279	US$811,737	US$2,305,016	US$15,027	US$-	US$(2,092,032)	US$(230,902)	US$(2,891)

							2003	2002	2001

Net loss for the year							(45,403)	(701,005)	(349,473)
Cumulative translation adjustments							1,592	17,051	(125,144)

Total comprehensive loss							US$(43,811)	US$(683,954)	US$(474,617)

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	Year Ended December 31,

	2003	2002	2001

Operating activities
Net loss for the year	US$ (45,403)	US$ (701,005)	US$ (349,473)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	1,187	4,777	2,033
Amortization of deferred sign-on and hook-up fee revenues	(4,444)	(4,412)	(5,594)
Equity in losses of investees	580	1,162	36
Non-cash compensation expense	228	-	-
Exchange losses, monetary indexation and interest expense, net	58,149	197,825	127,549
Depreciation and amortization	66,183	78,692	226,148
Impairment of goodwill	-	2,773	-
Deferred income taxes	(7,665)	3,364	1,385
Tax benefit of transaction with stockholders	4,670	-	-
Cumulative effect of accounting change	-	367,733	-
Result on write off and disposal of assets, net	1,776	(798)	(2,292)
Amortization of stock purchase plan compensation cost	-	594	1,190
Contingencies additions	26,303	60,987	-
(Increase) decrease in operating assets
Trade accounts receivable	151	(280)	2,339
Income taxes recoverable	(1,028)	5,638	3,134
Prepaid expenses and other assets	(13,953)	(958)	(11,331)
Increase (decrease) in operating liabilities
Accounts payable to suppliers and programmers	(8,889)	95,774	21,052
Income taxes payable	2,523	1,021	(1,654)
Payroll and related charges	2,546	(3,615)	(1,613)
Sales taxes, accrued expenses and other liabilities	(7,456)	11,316	20,393
Reserve for contingencies	(11,828)	(12,873)	-

Net cash provided by operating activities	63,630	107,715	33,302

Investing activities
Acquisition of investments and advances to related companies, net of repayments	(1,180)	2,651	(718)
Acquisition of property and equipment	(22,827)	(37,959)	(132,175)
Proceeds from sale of equipment	4,567	8,631	3,884

Net cash used in investing activities	(19,440)	(26,677)	(129,009)

Financing activities
Short-term debt
Issuances	37	46,120	94,641
Repayments	(86)	(102,266)	(175,272)
Long-term debt
Issuances	-	-	160,278
Repayments	-	(107,423)	(148,700)
Related party loans
Issuances	16	2,332	154,741
Repayments	(6)	(1,227)	(39,204)
Capital contributions in cash	-	91,961	-

Net cash (used) provided by financing activities	(39)	(70,503)	46,484

Effect of exchange rate changes on cash and cash equivalents	8,905	(7,254)	(11,850)

Net increase (decrease) in cash and cash equivalents	53,056	3,281	(61,073)
Cash and cash equivalents at beginning of the year	15,755	12,474	73,547

Cash and cash equivalents at end of the year	US$ 68,811	US$ 15,755	US$ 12,474

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 510	US$ 851	US$ 1,567
Cash paid for interest	US$ -	US$ 57,288	US$ 78,072

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars)

1. Business Overview and Financial Condition

a. Business overview and Financial Condition

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies. The Company is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded at the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

Pursuant to a shareholders’ agreement of July 11, 2002, the Company is controlled, jointly with BNDESPAR, Bradesplan, RBS, Roma Participações Ltda. (Romapar) and Distel Holding S.A. Romapar and Distel are controlled by Globo Comunicações e Participações S.A. (Globopar), an investment company part of the largest media and entertainment group in Brazil. The following table sets forth the interest in the Company’s common voting capital in 2003 and 2002:

Distel Holding S.A.	31.0%
Roma Participações Ltda.	36.2%
Bradesplan Participações S.A.	15.8%
BNDES Participações S.A.	8.4%
RBS Participações S.A.	6.8%
Public	1.8%

The Company and its subsidiaries provide cable television, high-speed Internet access and data transmission services through several cable networks located in the country’s largest cities. The Company holds 46 licenses to operate pay-television systems in 44 cities. Since February 1997, the licenses are issued on a non-exclusive basis by Anatel, the national communication agency for a term of 15 years, automatically renewable, subject to fulfillment of technical and financial requirements, compliance with applicable laws and regulations and payment of a fee.

The Company holds the following direct and indirect subsidiaries in percentage of participation - % at December 31:

	2003		2002

	Direct	Indirect	Direct	Indirect

Consolidated entities
Multicanal Telecomunicações S.A.	86.00	13.62	86.00	13.62
Net Belo Horizonte Ltda.	99.99	-	99.99	-
TV Vídeo Cabo de Belo Horizonte S.A.	99.99	-	99.99	-
CMA Participações S.A.	54.84	42.42	54.84	42.42
Dabny, LLC	100.00	-	100.00	-
Jonquil Ventures Ltd.	100.00	-	100.00	-
Net Brasília Ltda.	99.99	-	99.99	-
Net Rio S.A.	99.99	-	99.99	-
Net Recife S.A.	99.99	-	99.99	-
Net São Paulo Ltda.	97.87	2.12	94.37	5.63
Cabodinâmica TV Cabo São Paulo S.A.	63.00	36.98	63.00	36.98
Net Campinas Ltda.	99.99	-	99.99	-
Net Indaiatuba Ltda.	99.99	-	99.99	-
Net São Carlos S.A.	99.99	-	99.99	-
Net Franca Ltda.	99.99	-	99.99	-
Jaguari Telecomunicações S.A.	99.94	0.06	91.67	8.33
Vicom Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	99.99	-	99.99	-
Net São José do Rio Preto Ltda.	0.01	99.61	0.01	99.61
Net Piracicaba Ltda.	0.08	99.54	0.08	99.54
Net Ribeirão Preto S.A.	0.01	99.61	0.01	99.61
Net Bauru Ltda.	0.01	99.61	0.01	99.61
Net Goiânia S.A.	0.01	99.61	0.01	99.61
Net Anápolis Ltda.	0.01	99.61	0.01	99.61
Net Campo Grande Ltda.	0.01	99.61	0.01	99.61
Net Sorocaba Ltda.	0.01	99.61	0.01	99.61
Reyc Comércio e Participações Ltda.	0.01	99.61	0.01	99.61
Horizonte Sul Comunicações Ltda.	0.01	99.98	0.01	99.98
DR – Empresa de Distribuição e Recepção da TV Ltda.	-	99.98	-	99.98
Net Paraná Comunicações Ltda.	0.01	99.98	0.01	99.98
Net Joinville Ltda.	-	99.98	-	99.98
Televisão a Cabo de Novo Hamburgo Ltda. (*)	-	-	-	100.00
Uruguaiana – Empresa de TV a Cabo Ltda. (*)	-	-	-	100.00
Televisão a Cabo Vindima Ltda.	0.01	99.98	0.01	99.98
Net Florianópolis S.A.	-	99.98	-	99.98
Net Curitiba Ltda.	0.01	99.98	0.01	99.98
Net Maringá Ltda.	0.01	99.98	0.01	99.98
Americapar Participações Ltda. (*)	-	-	-	100.00
Net Arapongas Ltda.	0.01	99.98	0.01	99.98
TV Cabo Criciúma Ltda.	-	60.00	-	60.00
TV Cabo de Chapecó Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	99.99	-	99.99
Net Sul Provedor de Acesso Ltda. (*)	-	-	-	100.00
Cable S.A.	44.25	55.75	44.25	55.75
Equity investees
TV Cabo e Comunicações de Jundiaí S.A. (Jointly controlled)	50.00	-	50.00	-
Net Brasil S.A.	40.00	-	40.00	-

Net Brasil S.A. is a programming and support services broker for the NET and SKY systems, indirectly controlled by Globo Comunicações e Participações S.A.

As part of its ongoing corporate restructuring plan, certain dormant companies identified with (*) in the table above were merged and the Company acquired the minority interest in Net Anápolis Ltda.

The Company and its subsidiaries have made significant investments in the acquisition, construction and expansion of cable networks. The main construction phase of the cable networks was completed in 1998. These investments and the Company’s operating losses and working capital deficits have been funded by the Company’s stockholders and by loans.

On December 2, 2002, due to deteriorated economic conditions in Brazil, the Company announced its decision to review its cash flow and commenced negotiations with various lenders and debt holders with regard to a restructuring of its debt facilities and instruments.

As a result of the non-payment of scheduled principal or interest payments on Company’s debt since December 2, 2002, and as a result of not maintaining specified financial ratios nor meeting specified financial tests required under its debt facilities and instruments, at December 31, 2003 and 2002, all of Company’s indebtedness, except leasing, had been classified as “current”. As of December 31, 2003 and 2002, scheduled principal payments on debt totaled US$ 349.9 million and US$ 323.7 million, respectively.

Due to the failure to settle certain obligations, which could have their payment flows impacted by the completion of the ongoing debt restructuring process, and the disputes regarding the compliance with restrictive contractual covenants, the Company is subject to the possibility of a collection suit from creditors, either independently or jointly.

At December 31, 2003, overdue credits corresponding to 8.8% of total debt have been called by the bank and are subject to additional court proceedings. Based on the existing facts, Management does not believe that these court proceedings will affect the Company’s operating performance, or its ability to continue the negotiations with other creditors.

The Company understands that achieving balance between its cash generation and its debt obligation is essential. Thus, negotiations with its financial creditors should be completed so as to reach a balanced working capital structure that may provide a lower dependence on third-party short-term capital and a minimum refinancing risk in the medium term, which will make the Company less vulnerable to the Brazilian real / US dollar exchange rate volatility. This will be possible by tailoring a repayment stream that is consistent with the Company’s business plan in the medium term. Specific costs related to the current debt – restructuring of approximately US$5,600, were recorded as deferred financing costs at December 31, 2003. Upon the successful completion of the current debt restructuring negotiations, such deferred costs will be amortized concurrent with such restructured debt.

During the week of March 17, 2003, the Company submitted a initial proposal to its creditors, along with the revised long term business plan. During 2003, the business plan was assessed and approved by the creditors. As a result of negotiations, the economic basis of the debt restructuring was discussed among the company, its creditors and stockholders. Management expects to formalize the basis of the renegotiation plan during the first-half of 2004.

Due to the operating improvements and measures for reducing costs, as negotiation with the content providers detaching the programming costs from U.S. dollars, most of operating subsidiaries are generating operating profits.

The strengthening of the Brazilian Real exchange rate had a positive effect on the Company’s financial position and results of operations due to its high level of foreign currency denominated debt. The exchange rate of the Brazilian Real (R$) to the U.S. dollar was R$ 2.8892: US$1.00 at December 31, 2003, R$ 3.5333: US$1.00 at December 31, 2002 and R$ 2.3204: US$1.00 at December 31, 2001. At February 20, 2004 the exchange rate was R$ 2.9878: US$1.00.

The accompanying consolidated financial statements do not reflect any adjustments that might be required upon the resolution of the uncertainties discussed above.

b. Discontinued operations

Consistent with the Company’s strategy to focus on and increase the Company’s resources toward pay-television and broadband Internet service, on August 30, 2004, the Company sold Vicom Ltda. (Vicom) to Comsat Brasil Ltda. (Comsat), which is the assignee of Comsat International’s rights and obligations. The terms of the sale of Vicom comprises transferring Company’s full interest in Vicom to Comsat. In addition, the Company assumed US$2,100 of Vicom’s debt.

The selling price is comprised as follows:

1.

R$16,200 (equivalent to US$5,650 at September 30, 2004) – Brazilian reais denominated – with no interest, in five annual installments, subject to monetary adjustment by the accumulated variation of IPCA (Consumer Price Index), being the first 4 installments due on the first, second, third and fourth anniversaries of the closing date and the fifth installment due on the fifth anniversary of the closing date (due date);

2.	R$2,830 (equivalent to US$990 at September 30, 2004) – Brazilian reais denominated – due on the closing date; and
3.

US$6,350 – US dollar denominated, recorded as other non-current assets – with no interest, in four annual installments due on the first, second, third and fourth anniversary of the closing date, each installment payment being equal to the positive amount, if any, of 35% of the aggregated net cash flow of Vicom for the twelve months immediately preceding each anniversary of the closing date. According with the agreement, it is understood that (i) negative Net Cash Flows do not represent an obligation of the Company to additionally fund Comsat and (ii) Comsat shall not use any negative Net Cash Flow for any twelve month payment to offset against positive Net Cash Flows of any following periods. The outstanding balance, if any, will be paid on the due date.

2. Basis of Presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), using the U.S. dollar as reporting currency. The accounting principles adopted under US GAAP differ in certain respects from those required under Brazilian GAAP, used to prepare the statutory financial statements as filed with the “Comissão de Valores Mobiliários” (Brazilian Securities Commission or “CVM”).

The accounts of the Company and its subsidiaries and equity investees are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the real as functional currency as from January 1, 1998 when management concluded that Brazilian economy was no longer highly-inflationary. Under the translation criteria adopted as from January 1, 1998 assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2003 – US$ 1.00: R$ 2.8892; December 31, 2002 – US$ 1.00: R$ 3.5333) and revenues, expenses, gains and losses were translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity, and in the statement of comprehensive loss for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”.

As discussed in Note 1, the Company concluded on August 30, 2004 the sale of Vicom Ltda. to Comsat Brasil Ltda., which is the assignee of Comsat International’s rights and obligations. Upon the close of this transaction, the Company has disposed of its telecommunication services. Accordingly, the results of operations have been restated to reflect the telecommunication segment as discontinued operations for all periods.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3. Significant Accounting Policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and those of wholly owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company’s 40 and 50 percent-owned investees, Net Brasil S.A. and TV Cabo e Comunicações de Jundiaí S.A. respectively, are accounted for by the equity method.

b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

c) Revenue recognition

Revenue includes fees from subscription service, connection fees, pay-per-view and revenues from providing high-speed data services. Revenue is recorded in the month the services are provided. The portion of sign-on and hook-up revenue and the related direct selling expenses are deferred and amortized over ten years, which represents the estimated average period that subscribers are expected to remain connected to the system. Telecommunication revenue comprises revenues from the use of Vicom networks for data interchange and is also recorded in the month services are provided. Sales taxes and other deductions included in gross revenues are recorded as deductions from revenues.

d) Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$ 16,787, US$ 11,910 and US$ 17,595 for the years ended December 31, 2003, 2002 and 2001, respectively, which are reflected in the consolidated statement of operations under “Selling, general and administrative expenses”.

e) Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less, at the time of purchase, to be cash equivalents.

f) Investments

Investments in which the Company has ownership interests of 50% or less are accounted for by the equity method. Investments acquired from the Company’s controlling stockholders are recorded at the controlling stockholders’ carryover book basis. The Company makes advances to equity investees under stockholders agreements whereby the Company is committed to finance its share of the development of the investees’ operations. Periodically these advances are capitalized. Allowances are made against these advances when necessary to provide for the Company’s share of the losses of such investees that exceed paid in capital.

g) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overhead and financial expenses attributed to the construction of the network during the prematurity phase. Cable plant costs also include hook-up costs and installations at subscribers’ residences including those of providing high-speed data services. Materials to be used for the construction of the cable plant are recorded under property and equipment. Expenses for repairs and maintenance of networks, not considered to extend the useful life of the underlying asset, are charged to operations as incurred. Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives as follows: Cable network – 12 to 15 years; Decoders and Cable modem – 10 years; Optic fiber – 15 years; Buildings - 25 years; Leasehold improvements, Installations, Fixtures and fittings and Other equipment - 5 to 10 years; Vehicles and Data processing equipment - 5 years.

The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted future cash flows generated from such assets, an impairment loss would be recognized for the amount that the carrying value exceeds its fair value. Management believes that no impairment of fixed assets existed as of December 31, 2003 and 2002.

Following the upgrades made to the cable plant in connection with building a two-way communication to allow introduction of its broadband internet services, the Company and its subsidiaries performed a study of the estimated useful lives of specified items of its cable network. Company management, based on an external independent-study, decided to revise the estimated economic useful lives of specified asset categories, as from January 1, 2002. Accordingly the depreciation rate of the net book value of the following item have been revised:

		Revised 2002
Description	Prior to 2002	useful life

Cable Network	5–8	12–15
Optic fiber	10	15
Decoders	8	10
Cable MODEM	8	10

The impact of this change in the estimated useful life was a decrease in depreciation charges resulting in a reduction of Company’s 2003 net loss of US$ 7,597.

h) Goodwill

In January 2002, the Company adopted FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), which required that goodwill no longer be amortized.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, the impairment must be measured as of the beginning of the fiscal year of adoption using the fair market value of the business unit with which the goodwill is associated, rather than the undiscounted cash flows on an enterprise-wide basis approach permitted under previously existing accounting standards.

The Company completed the initial impairment review for the reporting units, determined in accordance with its organizational structure on a geographic basis and segregating its corporate data transmission business into one separate reporting unit. The fair value of the reporting units was estimated using the discounted cash flow methodology, based on the Company’s business plans and validated by external specialists. The Company decided to perform its impairment test annually at December 31. As a result of the annual impairment test there were no impairment charge in 2003.

i) Income taxes

Income taxes are provided using the liability method prescribed by FASB Statement No.109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss and investment carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

j) Derivative contracts

To help mitigate the Company’s overall foreign currency risk, the Company primarily uses foreign exchange contracts. The contracts are recorded at current market value in the balance sheet with any gains or losses recorded through financial expense or income.

k) Per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and preferred stock is considered to be a common stock equivalent in sharing losses. Per share calculations reflect the weighted average number of shares outstanding during the year, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. Employee options to purchase shares of the Company equal to approximately 3 million shares in 2003 were excluded from the calculation of diluted loss per share, since they would be anti-dilutive.

Effective with its June 30, 2004 financial statements, the Company changed its method of computing earnings per share to apply the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable. The holder of a participating security would have a contractual obligation to shares losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares qualify as participating securities. However, they do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares. As required by EITF 03-6, the accompanying financial statements have been restated for the effects of this accounting change.

l) Comprehensive loss

Comprehensive loss is recorded in accordance with SFAS 130 (“Reporting Comprehensive Income”) and presented in the statement of changes in capital deficiency (stockholders’ equity). In our case, comprehensive loss comprises the translation adjustments included in the “CTA” component of capital deficiency (stockholders’ equity).

m) Accounting for stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion No.25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock options plans. Under APB No. 25, when the exercise price of the Company’ stock options is less than the market price of the underlying shares on the date of grant, compensation is recognized.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – transition and disclosure ” (“SFAS No. 148”), which amended certain provision of Statement of Accounting Standards No. 123, “Accounting for Stock-Based Compensation ” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. Considering the amounts involved, the application of SFAS No. 123 would not result in a material effect on the Company’s net loss and net loss per share.

n) Recent accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interests Entities” (“FIN 46”). The objective of FIN 46, as revised in December 2003, is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.

FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

4. Cash and Cash Equivalents

	2003	2002

Cash	US$ 4,541	US$ 7,186
Brazilian Interbank Deposit – “CDI”	16,436	8,521
Financial Investments Funds	44,243	47
Others	3,591	1

	US$ 68,811	US$ 15,755

The funds are invested in securities denominated in Brazilian reais (R$) and, accordingly, the Company is exposed to the risk of devaluation of the Brazilian real against the U.S. dollar, as well as the credit risk on the underlying securities.

5. Recoverable Income Tax

	2003	2002

Withholding income taxes	US$ 7,658	US$ 5,372
Current portion	(5,134)	(2,389)

Non-current portion	US$ 2,524	US$ 2,983

Recoverable income tax represents income tax withheld upon redemption of certain investments and is available to be utilized against other similar income taxes payable. The Company and its operating subsidiaries are using these credits mainly to offset its liability for income tax withheld from employees.

6. Goodwill on Acquisition of Consolidated Subsidiaries, Net

In January 2002, the Company adopted SFAS 142, which requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

Upon adoption of FAS 142, the Company recorded a non-cash charge of US$ 367,733 to reduce the carrying value of Goodwill. Such charge is non operational in nature and is reflected as a cumulative effect of accounting change in the accompanying consolidated statement of operations. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology.

On December 31, 2002, the date on which the Company decided to perform its annual impairment test, the Company, based on fair value analysis of its four reporting units, recorded an additional non-cash charge of US$ 2,773 on the carrying value of Goodwill associated with Vicom, which is recorded as a component of operating income in the accompanying consolidated statement of operations.

On December 31, 2003, the date on which the Company performed its annual impairment test, the Company concluded that no impairment was required.

The Company recorded amortization expense of US$ 63,726 for the year ended December 31, 2001. As of January 1, 2002, in connection with the adoption of SFAS No. 142, the Company no longer amortizes goodwill. Applying the effects of adoption of SFAS No. 142 to the year ended December 31, 2001 would have resulted in the following pro-forma net loss for the year ended December 31, 2001:

2001

Net loss as reported on historical basis	US$ (349,473)
Exclude amortization of goodwill	63,726

Pro forma net loss	US$ (285,747)

Pro forma net loss per share basic and diluted	US$ (2.36)

Because goodwill is nondeductible for tax purposes, there is no income tax impact. The impairment charge was treated as a permanent difference in the computation of the deferred taxes, same treatment previously given to goodwill amortization.

A summary of changes in the Company’s goodwill during the years ended December 31, 2003 and 2002 and total assets at December 31, 2003 and 2002 by reporting units is as follows:

	January 1, 2003	Addition	Gain on translation	December 31, 2003

Region I
Net Campinas Ltda.	US$ 38,136	US$ -	US$ 8,501	US$ 46,637
Net São Paulo Ltda.	17,925	-	3,996	21,921
Net São Carlos S.A.	3,975	-	886	4,861
Net Piracicaba Ltda.	2,929	-	653	3,582
Net Franca Ltda.	544	-	121	665
Net Indaiatuba Ltda.	90	-	20	110
Others	12,246	-	56	12,302

Region II
Net Belo Horizonte Ltda.	8,714	-	1,943	10,657
Net Rio S.A.	8,442	-	1,881	10,323
Net Brasília Ltda.	4,016	-	896	4,912
Net Recife S.A.	937	-	209	1,146
Net Anápolis Ltda.	-	210	(4)	206
Others	1,075	-	240	1,315

Region III
Net Sul Comunicações Ltda.	113,483	-	25,299	138,782

Region IV
Vicom Ltda.	9,175	-	2,045	11,220

TOTAL	US$ 221,687	US$ 210	US$ 46,742	US$ 268,639

	January 1, 2002	Cumulative Effect of accounting change	Loss on translation	4th Quarter impairment	December 31, 2002

Region I
Net Campinas Ltda.	US$ 58,070	US$ -	US$ (19,934)	US$ -	US$ 38,136
Net São Paulo Ltda.	27,294	-	(9,369)	-	17,925
Net São Carlos S.A.	6,052	-	(2,077)	-	3,975
Net Piracicaba Ltda.	4,460	-	(1,531)	-	2,929
Net Franca Ltda.	828	-	(284)	-	544
Net Indaiatuba Ltda.	136	-	(46)	-	90
Others	12,424	-	(178)	-	12,246

Region II
Net Belo Horizonte Ltda.	13,269	-	(4,555)	-	8,714
Net Rio S.A.	12,854	-	(4,412)	-	8,442
Net Brasília Ltda.	6,116	-	(2,100)	-	4,016
Net Recife S.A.	1,426	-	(489)	-	937
Others	1,637	-	(562)	-	1,075

Region III
Net Sul Comunicações Ltda.	529,801	(357,000)	(59,318)	-	113,483

Region IV
Vicom Ltda.	28,926	(10,733)	(6,245)	(2,773)	9,175

TOTAL	US$ 703,293	US$ (367,733)	US$ (111,100)	US$ (2,773)	US$ 221,687

The translation results were included in the Cumulative Translation Adjustment (CTA) component of capital deficiency, and in the statement of comprehensive loss for the year.

7. Property and Equipment, Net

At December 31, property and equipment consisted of:

	2003		2002

	Cost	Accumulated depreciation	Net Book Value	Net Book Value

Cable network	US$ 810,704	US$ (522,705)	US$ 287,999	US$ 264,834
Data processing equipment	82,389	(52,397)	29,992	30,599
Buildings and improvements	10,270	(6,848)	3,422	3,502
Fixtures, fittings and installations	10,186	(5,693)	4,493	4,377
Vehicles	2,264	(1,883)	381	502
Other	65,552	(53,349)	12,203	7,588
	981,365	(642,875)	338,490	311,402
Cable construction materials	33,973	-	33,973	37,641
Land	1,065	-	1,065	871

Total property and equipment, net	US$ 1,016,403	US$ (642,875)	US$ 373,528	US$ 349,914

Total accumulated fixed costs and financial expense capitalized in the cable network during the prematurity phase, net of amortization, amount to US$ 6,040 at December 31, 2003 (US$ 6,296 at December 31, 2002).

8. Related Party Transactions

The amounts due to and due from related companies as of December 31, 2003 and 2002 are as follows:

	2003		2002

	Current liabilities	Non-current liabilities	Current assets	Current liabilities	Non-current liabilities

Associated Companies:
Distel Holding S.A.	US$ -	US$ 875	US$ -	US$ -	US$ 566
RBS Administração e Cobrança Ltda.	-	385	-	-	315
Net Brasil S.A.	-	803	-	-	1,230
Others	-	-	14	7	-

	US$ -	US$ 2,063	US$ 14	US$ 7	US$ 2,111

The Company engages in financial and commercial transactions with its subsidiaries and investees, with its stockholders and with companies related to its stockholders. The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Comunicações S.A., a company related to Globo Group and from non-related parties pursuant to a distribution agreement. Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, the Company has exclusivity rights in the distribution of Globosat programming to its franchising areas, with the exception of Net Sat Serviços Ltda (Sky), the Globo Group arm that distributes video content through its DBS systems.

The amounts paid to Net Brasil related to broker commission during the years ended December 31, 2003, 2002 and 2001 were US$ 2,289, US$ 1,904 and US$ 1,616, respectively. The amounts paid to Globosat for programming during the years ended December 31, 2003, 2002 and 2001 were US$ 24,370, US$ 19,648 and US$ 11,507, respectively.

The Company’s program guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the years ended December 31, 2003, 2002 and 2001 were US$ 5,115, US$ 6,510 and US$ 7,661, respectively.

The Company enters into various financial transactions with entities affiliated to Banco Bradesco, a related party to Bradesplan Participações S.A. The aggregated amounts paid to entities related to Bradesplan for property insurance, employee health insurance and collection fees during the years ended December 31, 2003, 2002 and 2001 were US$ 5,039, US$ 4,498 and US$ 7,091, respectively.

The amounts due to programmers are comprised as follows:

	2003		2002

	Current	Non-current	Current	Non-current

Related companies:
Net Brasil S.A.	US$ 47,715	US$ 9,147	US$ 48,830	US$ -
Globosat Programadora Ltda.	3,389	2,268	2,223	-
TV Globo Ltda.	626	626	-	-
USA Programadora Ltda.	377	377	-	-
Canal Brazil S.A.	273	273	-	-
Canal Rural Produções Ltda.	110	110	-	-
RBS Empresa de TVA Ltda.	49	50	-	-

	52,539	12,851	51,053	-

Third parties:
Fox Latin America Channels do
Brasil Ltda.	2,346	2,346	-	-
MTV Networks Latin America	666	330	-	-
Columbia Tristar Films of Brazil, Inc.	350	350	-	-
Playboy TV Latin America, LLC	174	174	-	-
Other	-	-	7	-

	3,536	3,200	7	-

	US$ 56,075	US$ 16,051	US$ 51,060	US$ -

During 2003, the Company renegotiated the terms of a portion of its programming agreements. According to the new terms of the executed programming agreements, certain programming costs became re-denominated into Brazilian reais. In addition, the Company was granted a reduction of the outstanding programming liabilities of approximately US$ 2,769, which have been reclassified as deferred programming benefits to be amortized as a reduction of the future programming costs, over the new term of the agreements, ranging from 36 to 48 months, and/or to reduce marketing costs, depending on certain specific events.

As part of the renegotiation of the programming costs, it is agreed that the unpaid amounts related to the year ended December 31, 2002 will be paid, within 18 to 24 monthly installments, as from January 2004. The non-current portion of accounts payable to programmers matures in 2005. These future payments are adjusted based on the IGPM domestic inflation index and guaranteed by promissory notes.

The ongoing negotiations with programmers involving overdue amounts denominated in U.S. dollars of US$ 33,798 classified as current are expected to be concluded during 2004.

9. Debt

At December 31, debt consisted of:

	2003	2002

U.S. dollar denominated debt:
(i) Multicanal Senior Guaranteed Notes	US$ 97,692	US$ 97,692
(ii) Net Sul Floating Rate Notes	72,300	72,300
(iii) Trade Financing Loans	17,910	20,612
(iv) Working Capital Loans	22,067	17,030
(v) Facilities from the International Finance Corporation - IFC	11,681	11,681

	221,650	219,315
Brazilian R$ denominated debt:
(vi) Non-Convertible debentures	67,541	55,229
(viii) Working Capital Loans	45,409	30,056
(vii) Convertible Debentures with interest due annually at an annual interest rate of 12% over the indexation at the IGPM domestic index	14,939	11,444
Other	393	7,704

	128,282	104,433

Short-term debt	US$ 349,932	US$ 323,748

The various base rates used to determine the interest rate of the Company’s debt at December 31, follows:

	2003	2002

LIBOR	1.48%	1.44%
TJLP	11.50%	10%
CDI	23.21%	24.83%
IGPM	8.71%	25.30%

(i) Multicanal Senior Guaranteed Notes

On June 18, 1996, Net Serviços de Comunicação S.A. issued US$ 185,000 of 12.625% Senior Guaranteed Notes (the “Notes”) due June 18, 2004 with interest on the Notes payable semiannually on June 18 and December 18 of each year commencing December 18, 1996.

The Senior Guaranteed Notes are senior unsecured obligations of Net Serviços and have priority equal to all existing and future senior unsecured indebtedness. The Senior Guaranteed Notes are unconditionally guaranteed, on a joint and several basis, by each of the Company’s subsidiaries, except for Net Anápolis Ltda., Net Rio S.A., Net Brasília Ltda. and Net Recife S.A. and others subsidiaries acquired after its issue. Additionally, each guarantee is a senior unsecured obligation of the subsidiary guarantors and has liquidation priority equal to all existing and future senior unsecured indebtedness of the subsidiary guarantors.

The amount payable at the final maturity on June 18, 2004, includes a premium equal to 5% of the principal amount, which is accrued as interest expense by the Company.

The Company did not fulfill the interest payment of US$ 28,898 (US$ 8,927 in 2002) due since December 18, 2002.

According to the terms of the Senior Notes, payments of the Notes are not subject to withholding taxes imposed by Brazilian tax authorities provided that the Notes are not redeemed prior to June 18, 2004. Due to the ongoing debt restructuring process, there will be no payments of Senior Notes before June 18, 2004 and accordingly the withholding tax contingency is not probable.

(ii) Net Sul Floating Rate Notes

On October 28, 1997, Net Sul Comunicações Ltda. issued US$ 80,000 in Floating Rate Notes, the US$ 48,000 Series A Floating Rate Notes due 2005 (the “Series A Notes”), the US$ 11,000 Series B Floating Rate Notes due 2005 (the “Series B Notes”) and the US$ 21,000 Series C Floating Rate Notes due 2005 (the “Series C Notes”), together the “Floating Rate Notes”. Interest on the Floating Rate Notes is payable in arrears on January 31, April 30, July 31 and October 31 in each year from January 31, 1998. Floating Rate Notes Series A bear interest of LIBOR plus 3.625% and Series B and C, LIBOR plus 3.00%. The Floating Rate Notes are jointly, severally and unconditionally guaranteed by each Net Sul subsidiary.

Due to acquisition of Net Sul Comunicações Ltda., the Company guaranteed and renegotiated certain conditions of the Floating Rate Notes, including the first redemption option due on October 28, 2000. The new redemption options are US$32,000 due in October 2002 and US$ 48,000 due in October 2003 with a final due date in October 2005.

On August 30, 2002, the deadline for the exercise of the redemption options on the US$ 32 million Notes, holders of Notes in the amount of US$ 7.7 million, representing 24% of the total, notified the Company of their option to redeem.

During August 2003, the deadline for the original exercise of the redemption option of the US$ 48 million Notes, holders of Notes in the amount of US$ 2.0 million notified the Company of their intend to exercise their option to redeem. The Company did not make payment as required.

On August 28, 2003, the Company extended the redemption option exercise period of the US$ 48 million Notes to January 30, 2004. The Company did not make payment as required.

The Company did not fulfill the interest payment of US$ 4,917, due since January 31, 2003.

(iii) Trade Financing Loans

Trade financing loans are short-term loans with local banks, guaranteed by the Company or its wholly-owned subsidiary Multicanal Telecomunicações S.A. or a combination thereof. Average nominal interest rates were LIBOR plus 0.125% per annum at December 31, 2003 (7.90% at December 31, 2002). As described in Note 1, since the announcement of the Company’s debt discussions with creditors no payments of principal and interest have been made.

(iv) Working Capital Loans

The working capital loans obtained at local banks bear interest of CDI plus 3.10% per annum. These loans became overdue in December 2002, and include interest and other penalties accrued according to the agreements. As described in Note 1, since the announcement of the Company’s debt discussions with creditors no payments of principal and interest have been made.

(v) International Finance Corporation (IFC)

Under the IFC Facility, IFC provides loans to Distel Holding S.A. for the purpose of financing Distel Holding’s subsidiaries and related parties involved in pay television operations throughout Brazil and in the construction of their subscription television systems (the Project). Notwithstanding the assignments of the loan, Distel Holding S.A. remains jointly and severally liable with the Assignees for all amounts borrowed by them. All borrowings under the IFC Facility are guaranteed by Globopar and members of Roberto Marinho Family. The IFC may enforce all obligations directly against the relevant Assignee, as well as against Distel Holding.

The IFC Facility bears interest at a variable interest rate equal from 2.75% to 3% per annum over the six-month U.S. dollar LIBOR. Under the IFC Facility, the loans are to be repaid in twelve semi-annual installments beginning on April 15, 1999 and ending on October 15, 2004 and contain a variety of covenants.

The Company did not fulfill the interest payment of US$ 733, due since April 15, 2003.

(vi) Non-Convertible Debentures due December 3, 2003

On February 7, 2001, the Company issued Brazilian R$ denominated debentures in an aggregate principal amount of R$ 200,000 (equivalent to US$ 98,039 on issuance date) 20,000 non-convertible nominative debentures, with a face value of R$ 10 each (equivalent to US$ 4.90 on issuance date). Due to the Company’s debt maturities acceleration, the deferred costs of the issuance and distribution of the debentures were fully expensed on December 31, 2002.

The Company did not fulfill the interest payment due since December 1, 2002 of US$ 26,195 (US$5,238 in 2002).

(vii) Convertible Debentures due December 1, 2006

From November 1999 through January 2000, the Company issued 3,500 Real –denominated convertible debentures, each of which with a face value of R$ 100 thousand (equivalent to US$ 51.74 on that date), in an aggregate principle amount of R$ 350,000 thousand (equivalent to US$ 181,090 on issuance date), convertible into preferred shares maturing in December 2006.

The Company did not fulfill the interest payment due since December 1, 2002 of US$ 3,859 (US$ 1,289 in 2002).

Other Debt Related Matters

In 2003 and 2002, the amount recorded in the statement of operations as financial expense relates primarily to the fees, charges and other costs incurred as a result of the debt default situations discussed above and the reserve for financial operations tax (IOF) under Intercompany transactions, as more fully described in Note 12. In 2001, the amounts relate primarily to the amortization of financial charges associated with the issuance of debt instruments, the Contribuição Provisória sobre Movimentação Financeira (CPMF), a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; and PIS and COFINS taxes on financial revenues derived from short-term investments.

Monetary variation, net consists of monetary correction charges on real-denominated debt, which principal amounts are adjusted periodically based on the IGPM inflation index, and the Company’s debt from BNDES, the interest rates on which are adjusted periodically based on TJLP interest rate.

Gain (loss) on exchange rate, net consists of foreign exchange gain and losses on U.S. dollar-denominated debt, as a function of the U.S. dollar’s appreciation or devaluation in relation to the real.

10. Stockholder’s Equity

Capital stock can be increased up to the limit of R$ 5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At December 31, 2003, the Company’s local currency financial statements presented an accumulated deficit of US$ 92,893 (December 31, 2002–US$ 318,508).

Relationships among controlling shareholders of Net Serviços are defined in the shareholders’ agreement entered on July 11, 2002. As per the agreement, any shareholder that desires to transfer part or the whole amount of its common shares, and in the case of BNDESPAR, Microsoft and RBS also their preferred shares to a third party, shall notify, in writing, all other parties in the shareholders’ agreement, allowing the right of first refusal. The agreement also provides for shares issuances at the Board of Directors discretion, approved by the simple majority of the board members that attend to the meeting and shall include the favorable vote of the board member indicated by BRADESPAR or BNDESPAR: (i) Company capital stock increase, by the issuance of new common shares for private or public placement; (ii) issuance of any convertible or exchangeable securities into common shares; (iii) amendment in the terms and conditions, or termination, of the operators concession contracts. As defined in the shareholders’ agreement, the Company’s Board of Directors shall be comprised by a minimum of 9 (nine) and a maximum of 12 (twelve) regular members, and the same number of alternate members, all shareholders of Net Serviços and indicated by the Qualified Investors, being certain that each Qualified Investor shall have the right to indicate, individually, at least one member of the Company Board of Directors.

Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder’s capital is registered as foreign capital with the Brazilian Central Bank. No withholding tax is payable on dividends paid out of profits earned from January 1, 1996.

During 2002, the Board of Directors approved an aggregated increase in the Company’s capital stock of R$ 1.2 billion (US$ 392,236) by issuing for public subscription 707,182,199 common shares and 1,040,548,045 preferred shares, all nominative, no-par value, at the price of R$ 0.70 each.

As a result of certain ownership reorganization at its controlling shareholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A.. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$ 156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes will result in a future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years.

In accordance with Brazilian Corporate Law, the Company will issue shares (pro rata both common and preferred) up to the amount of the tax benefits realized by the Company. At the time of the issuance of the shares, the non-controlling shareholders will be given the right to purchase their pro rata share of this capital stock increase in order to prevent dilution. In case they do not accept the offer, shares will be issued only to the contributing shareholder. The additional capital paid is transferred to capital upon the issuance of the shares.

During 2003, a benefit of US$ 4,670 was generated, represented by cash savings due to non payment of current income tax obligations by certain operating subsidiaries. The actual issuance of shares is subject to ratification by the stockholders.

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options corresponding to approximately 3 million shares in December 2003. The exercise price of the stock-option is the same price that will be agreed with creditors in connection with the potential conversion of debt into equity. The exercise period is two years as from the date that the Company obtained a signed agreement with the creditors in connection with the debt restructuring process.

11. Income Tax

The statutory rates applicable in each period were as follows (in percentages):

	2003	2002	2001

Federal income tax	25%	25%	25%
Social contribution	9%	9%	8%

Composite federal income tax	34%	34%	33%

The reconciliation of the tax benefit determined using the statutory tax rate to the Company’s per tax loss to the tax expense follows:

	Years ended December 31,

	2003	2002	2001

Loss before cumulative effect accounting change,
income tax, equity in results of investees and minority
interests in losses of consolidated subsidiaries	US$ (40,189)	US$ (321,090)	US$ (347,647)
Statutory composite tax rates	34.00%	34.00%	33.00%

Tax benefit at statutory rates	US$ 13,663	US$ 109,171	US$ 114,723
Adjustments to derive effective rate:
Principles differences from BRGAAP to USGAAP
Income and social tax on permanent differences USGAAP	11,831	113,218	4,542
Income and social tax on permanent differences BRGAAP	35,340	(104,892)	(3,593)
Non deductible goodwill amortization and impairment	-	(943)	(10,278)
Other	(14,095)	(31,323)	(4,198)
Increases in valuation allowance	(51,828)	(86,337)	(103,111)

Income tax expenses	US$ (5,089)	US$ (1,106)	US$ (1,915)

Current income tax	(12,754)	(1,013)	(753)
Deferred income tax	7,665	(93)	(1,162)

Income tax expenses, net	US$ (5,089)	US$ (1,106)	US$ (1,915)

The net deferred tax asset is comprised as follows:

	2003	2002

Deferred tax assets:
Tax loss carryforwards	US$ 300,295	US$ 222,284
Deferred hook-up revenue charges and financial leasing	7,632	6,538
Accrued expenses - not currently deductible	20,247	22,982
Change in functional currency	8,726	284

	336,900	252,088

Deferred tax liabilities:
Property and equipment	(5,812)	(5,043)

	(5,812)	(5,043)

Net deferred tax assets	331,088	247,045
Valuation allowance	(322,730)	(246,591)

Net deferred tax asset-non current	US$ 8,358	US$ 454

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforwards in a given year to 30% of taxable income. At December 31, 2003 and 2002, the Company and its subsidiaries had tax loss carryforwards of US$ 887,593 and US$ 676,799, respectively. The valuation allowance related to the tax loss carryforwards and temporary differences was reassessed in the case of those operating subsidiaries which are reporting taxable income.

12. Commitments and Contingencies

a) Commitments

Future minimum rental payments required under non-cancelable operating leases are not significant.

Rental expenses for the years ended December 31, 2003, 2002 and 2001 were US$2,097, US$ 16,966 and US$ 19,164, respectively.

The Company has entered into success fees agreements due in connection with the successful completion of the debt restructuring plan. Management estimate that such success fees are not expected to exceed US$ 8.7 million.

b) Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

At December 31, the reserves for contingent liabilities are summarized below:

	2003	2002

Tax related matters	US$ 160,073	US$ 88,106
Labor related claims	10,116	6,958
Civil related claims	5,694	5,665

Total	US$ 175,883	US$ 100,729

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$ 23,751 (US$ 30,426 in 2002), which is available to offset payments required under ultimate unfavorable court decisions.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

Following is a description of the Company’s major tax related matters:

The subsidiary Cabodinamica TV Cabo São Paulo is defending itself from two federal tax assessment related to the deductibility of expenses in 2003. The Company has established a reserve of US$ 2,646 as of December 31, 2003.

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain recent adverse court decisions in respect to this matter, management has established a reserve of US$ 58,548 (US$ 34,738 – 2002). It is the understanding of management and its external legal counsel that interest accrued under the current intercompany accounts is not subject to withholding tax and no accruals are established in respect to this matter.

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS (social fund contributions) on their revenues. At December 31, 2003, the amount of US$ 55,381 (US$ 36,247 in 2002) was currently recorded under reserve for tax contingencies. Since July 1999, the subsidiaries have been paying such contributions. The judicial deposits made in connection with this litigation in the amount of US$ 21,056 (US$ 15,956 in 2002) will be relinquished upon an official judicial ruling and used to offset the amounts due related to this dispute. Accordingly the deposits were applied to reduce the liabilities in the financial statements.

The subsidiary Net Rio S.A. received a tax assessment notice from the State Tax Authority in the amount of approximately US$ 21,459 (US$ 17,547 in 2002) relating to ICMS tax. The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from September 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the company has meritorious and substantial defense arguments and considering the risks involved established a reserve in the amount of US$ 6,302 (US$ 4,693 in 2002) for potential losses related to this assessment.

The Company is defending a federal tax assessment notice in the amount of US$ 7,268 (US$ 6,170 in 2002) due to a difference in classification between the Company and the Tax Authorities’ of analogical decoders for use in pay-TV systems under the Common Mercosur Names. Management has established a reserve of US$ 3,146 for losses related to this matter.

The subsidiaries Net Campinas Ltda. and Net São José do Rio Preto Ltda. have received assessment notices from the State Tax Authorities, suspending the previously approved benefit of payment of their ICMS tax debt in installments. Management is defending the assessment and has recorded a reserve in the amount of US$ 3,604 (US$ 2,805 in 2002) for losses related to this matter.

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2003, court deposits related to this dispute amounts to US$ 8,659 (US$ 6,219 in 2002).

The subsidiary Net São Paulo Ltda. is defending itself at the administrative level, from two Federal Tax Authorities assessment notices, in the amount of US$ 5,061 (US$ 2,269 in 2002), related to the deductibility of certain expenses in the fiscal years from 1995 to 1997. Management has established full reserves for these assessments.

The subsidiary Net Rio S.A. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has established reserve in the amount of US$ 4,070 (US$ 2,258 in 2002) to cover potential losses arising from this dispute.

Certain operating subsidiaries are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$ 2,780 (US$ 1,280 in 2002).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$ 5,864 (US$ 4,796 in 2002). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not make reserves for this purpose in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

The subsidiary Net Brasília Ltda. is defending itself from a state tax assessment notice related to divergences in the ICMS basis in 1996 and 1997. Management has established a reserve of approximately US$ 2,600 (US$ 593 in 2002).

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has established a reserve of US$ 1,857.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has established the reserves for probable losses arising from these proceedings.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has established the reserves deemed appropriated to cover probable losses on civil proceedings.

13. Financial Instruments

a) Concentration of risk

Financial instruments that potentially subject the Company to concentration of risk consist principally of cash and cash equivalents, accounts receivable, debt and payables to programmers. The Company maintains cash and cash equivalents with various financial institutions and as a policy limits exposure to any one institution. Concentration of credit risk with respect to accounts receivable is limited due to large number of subscribers comprising the customer base.

At December 31, 2003 the U.S. dollar exposure was comprised as follows:

	2003	2002

Debt	US$ 221,650	US$ 219,315
Accounts payable to programmers	33,798	36,996

	US$ 255,448	US$ 256,311

b) Fair value

The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

(i) Cash and cash equivalents, accounts receivable and accounts payable

Due to the short-term nature of these accounts, the carrying amounts reported in the balance sheet approximate the fair values.

b) Fair value

(ii) Debt

At December 31, 2003 and 2002, the carrying value of debt was comprised as follows:

Description	Carrying Value 2003	Carrying Value 2002

Multicanal Senior Guaranteed Notes	US$ 97,692	US$ 97,692
Net Sul Floating Rate Notes	72,300	72,300
Trade Financing Loans	17,910	20,612
IFC Credit Facility	11,681	11,681
Non-Convertible Debentures	67,541	55,229
Convertible Debentures	14,939	11,444
Working Capital Loans	67,476	47,086
Other	393	7,704

Total	US$ 349,932	US$ 323,748

As previously noted, the Company is in default of certain loan and related covenant agreements. The Company is in current discussions with their creditors to renegotiate certain repayment terms and conditions. Concurrent with such discussions, the Company continues to reorganize their operations in an attempt to enhance their cash flow and profitability.

Based on the terms of the ongoing negotiations with creditors, management estimates that the fair value of the financial instruments approximates their book value. Under the terms being discussed with its creditors, the Company understands that accounts payable related to default penalties may result in a concession depending on the outcome of the ongoing negotiations.

(iii) Derivatives

In order to help manage the risk of the effects of major devaluation of the Brazilian real against the U.S. dollar, the Company entered into short-term forward interest and foreign exchange swaps contracts. At December 31, 2003 and 2002 there were no outstanding contracts.

14. Non-cash Transactions

The following non-cash transactions occurred in 2002 as part of the recapitalization of the Company:

  Programming credits amounting to R$ 155,184 thousand (equivalent to US$ 49,832 at the exchange rate in force at the date of the issuance of shares) held by companies related to Organizações Globo and R$ 2,236 thousand (equivalent to US$ 746 at the exchange rate in force at the date of the issuance of shares) held by companies related to Grupo RBS were capitalized.

  Capital advances in the amount of R$ 383,191 thousand (equivalent to US$ 123,470 at the exchange rate in force at the date of the issuance of shares) made by companies related to Organizações Globo, and capital advances of R$ 18,491 thousand (equivalent to US$ 6,171 at the exchange rate in force at the date of the issuance of shares) made by entities related to RBS Administração e Cobrança Ltda. were capitalized.

  Convertible debentures in the amount of R$ 365,817 thousand (equivalent to US$120,057 at the exchange rate in force at the date of the issuance of shares) were converted into equity.

15. Guarantor Subsidiaries - Consolidating Statements

The following condensed consolidating information, prepared in accordance with USGAAP, is presented in connection with the proposed guarantee of the debt restructuring plan, which will be senior secured obligations of Net Serviços de Comunicação S.A., ranking senior in right of payment to any all existing and future indebtedness of Net Serviços that is expressly subordinated to the new notes, will effectively rank senior in right of payment to unsecured indebtedness of Net Serviços to the extent of the value of the collateral securing the new notes (subject to any priority rights for such unsecured indebtedness pursuant to applicable law), and will rank pari passu in right of payment among themselves and with all existing and future senior indebtedness that is not expressly subordinated to the new notes; and are unconditionally guaranteed, on a joint and several basis, by each of Net Serviços de Comunicação S.A.’s consolidated subsidiaries, except for Net Criciuma Ltda.

The condensed consolidated balance sheet at December 31, 2003 and 2002 and the condensed consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2003, are presented for (i) Net Serviços de Comunicação S.A. (Net Serviços parent company), (ii) guarantor subsidiaries which are all wholly-owned (wholly-owned subsidiaries combined) and the less than wholly owned subsidiary (CMA Participações S.A.), (iii) Net Criciuma Ltda. that is not a guarantor and (iv) elimination entries (eliminations). Net Serviços investments in subsidiaries and in equity investees are presented on the equity method of accounting in the condensed consolidated balance sheets and statements of operations. Net Serviços de Comunicação S.A. holds a direct 86% interest in Multicanal Telecomunicações S.A. and an indirect 14% interest through CMA-Participações S.A. Accordingly, for purposes of the aforementioned consolidated statements, Multicanal Telecomunicações S.A. and its wholly-owned subsidiaries have been included as “Wholly-owned subsidiaries (combined)”.

		Guarantors

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Less than wholly - owned subsidiary	Non-guarantors subsidiary	Eliminations	Net Serviços (consolidated)

Balance Sheet
Current assets
Cash and cash equivalents	US$ 30	US$ 68,767	US$ 1	US$ 14	US$ (1)	US$ 68,811
Accounts receivable, net	-	35,988	-	66	-	36,054
Other current assets	13,940	7,013	-	74	(10,741)	10,286

	US$ 13,970	US$ 111,768	US$ 1	US$ 154	US$ (10,742)	US$ 115,151
Property and equipment, net	30,638	331,804	-	345	10,741	373,528
Investments and advances to investees	2,403	-	-	-	-	2,403
Investments and advances to consolidated
subsidiaries	216,768	22,531	18,161	681	US$ (258,141)	-
Goodwill, net (consolidated subsidiaries)	248,961	19,678	-	-	-	268,639
Other assets	19,017	42,752	-	18	(19,817)	41,970

Total assets	US$ 531,757	US$ 528,533	US$ 18,162	US$ 1,198	US$ (277,959)	US$ 801,691

Current liabilities
Accounts payable to suppliers and programmers	US$ 13,206	US$ 63,156	US$ 2	US$ 191	US$ (2)	US$ 76,553
Short-term debt	283,702	113,307	-	-	(47,077)	349,932
Due to related companies	7,289	143,349	-	-	(150,638)	-
Other current liabilities	132,938	28,686	-	103	(5,990)	155,737

	US$ 437,135	US$ 348,498	US$ 2	US$ 294	US$ (203,707)	US$ 582,222
Non-current liabilities
Accounts payable to programmers	US$ -	US$ 16,051	US$ -	US$ -	-	US$ 16,051
Due to related companies	2,063	277,413	-	-	(277,413)	2,063
Deferred sign-on, hookup fee and Programming benefit	2,334	21,558	-	7	-	23,899
Other payables and accruals	93,116	86,742		489	-	180,347

	US$ 534,648	US$ 750,262	US$ 2	US$ 790	US$ (481,120)	US$ 804,582

Advances for future capital			1,204		(1,204)
Minority interestes in consolidated subsidiaries	-	136	-	-	(136)	-
Stockholders' equity (deficit)
Capital	US$ 2,320,043	US$ 1,042,765	59,498	US$ 357	US$ (1,102,620)	US$ 2,320,043
Accumulated deficit	(2,092,032)	(1,767,357)	(39,672)	294	1,806,735	(2,092,032)
Cumulative translation adjustments	(230,902)	502,727	(2,870)	(243)	(499,614)	(230,902)

	US$ (2,891)	US$ (221,865)	16,956	US$ 408	US$ 204,501	US$ (2,891)

	US$ 531,757	US$ 528,533	US$ 18,162	US$ 1,198	US$ (277,959)	US$ 801,691

		Guarantors

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Less than wholly - owned subsidiary	Non-guarantors subsidiary	Eliminations	Net Serviços (consolidated)

Statement of operations
Net revenue	US$ -	US$ 392,631	US$ -	US$ 961	US$ (1,277)	US$ 392,315
Direct operating expenses	(2,305)	(212,677)	-	(534)	1,276	(214,240)
Selling, general and administrative expenses	(21,590)	(55,486)	(18)	(87)	18	(77,163)
Depreciation and amortization	(9,206)	(54,392)	-	(129)	-	(63,727)
Other, net	845	(3,189)	-	(20)	-	(2,364)
Exchange gains (losses), net	21,614	14,307	-	(32)	-	35,889
Financial expense	(76,859)	(39,565)	(8)	(28)	593	(115,867)
Financial income	1,860	6,346	-	5	(583)	7,628
Equity in results of consolidated subsidiaries	46,356	(26,342)	-		(20,014)	-
Investees	(580)	-	-	-	-	(580)
Other, net	(843)	(1,813)	-	(4)	-	(2,660)
Income tax	(4,695)	(372)	-	(22)	-	(5,089)
Minority interest in results of consolidated subsidiaries	-	64	-		(64)	-
Income (loss) from operations, net of tax	-	455	-	-	-	455

Loss for the period	US$ (45,403)	US$ 19,967	US$ (26)	US$ 110	US$ (20,051)	US$ (45,403)

Statement of Cash Flows
Net cash provided by operating activities	US$ (557,879)	US$ 155,761	US$ (28)	US$ (3)	US$ 465,779	US$ 63,630
Cash used in investing activities
Acquisition of property and equipment	(9,867)	(13,000)	-	40	-	(22,827)
Acquisition of investments and advances	417,342	176,595	-		(595,117)	(1,180)
Proceeds from sale of equipment	1,019	3,554	-	(6)	-	4,567
Net cash provided by financing activities	-	-			-	-
Change in overdraft facilities , net
. Short-term debt
.. Issuances	37	-	-		-	37
.. Repayments	(86)	-	-		-	(86)
. Long-term debt
.. Issuances	-	-	-		-	-
.. Repayments	-	-	-		-	-
. Related party loans
.. Issuances	80,198	754,367	29	1,077	(835,655)	16
.. Repayments	(23,114)	(940,674)	-	(1,263)	965,045	(6)
Effect of exchange rate changes
on cash and cash equivalents	92,120	(83,327)	-	164	(52)	8,905
Cash and cash equivalents -
beginning of period	260	15,491	-	4	-	15,755

Cash and cash equivalents - end of period	US$ 30	US$ 68,767	US$ 1	US$ 13	US$ -	US$ 68,811

		Guarantors

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Less than wholly - owned subsidiary	Non-guarantors subsidiary	Eliminations	Net Serviços (consolidated)

Balance Sheet
Current assets
Cash and cash equivalents	US$ 260	US$ 15,491	US$ -	US$ 4	US$ -	US$ 15,755
Accounts receivable, net	-	29,547	-	65	-	29,612
Other current assets	2,055	5,122	-	6	-	7,183

	US$ 2,315	US$ 50,160	US$ -	US$ 75	US$ -	US$ 52,550
Property and equipment, net	29,606	319,977		331	-	349,914
Investments and advances to investees	857	-	14,850	-	(14,850)	857
Investments and advances to consolidated
Subsidiaries	72,493	277,070	-	660	US$ (350,223)	-
Goodwill, net (consolidated subsidiaries)	205,007	16,680	-	-	-	221,687
Other assets	60,065	11,394	-	6	(52,006)	19,459

Total assets	US$ 370,343	US$ 675,281	US$ 14,850	US$ 1,072	US$ (417,079)	US$ 644,467

Current liabilities
Accounts payable to suppliers and programmers	US$ -	US$ 76,699	US$ 3	US$ 146	US$ (3)	US$ 76,845
Short-term debt	216,521	107,227	-	-	-	323,748
Due to related companies	48,117	15,824	-	-	(63,941)	-
Other current liabilities	41,056	36,267	-	38	-	77,361

	US$ 305,694	US$ 236,017	US$ 3	US$ 184	US$ (63,944)	US$ 477,954
Non-current liabilities
Long-term debt	-	-	-	-	-
Due to related companies	2,111	598,161	960	-	(599,121)	2,111
Deferred sign-on and hookup fee revenue	-	19,980	-	-	-	19,980
Other payables and accruals	26,288	81,242	-	642	-	108,172

	US$ 334,093	US$ 935,400	US$ 963	US$ 826	US$ (663,065)	US$ 608,217

Minority interestes in consolidated subsidiaries	-	119	-	-	(119)	-
Stockholders' equity (deficit)
Capital	US$ 2,315,373	US$ 621,750	US$ 59,498	US$ 357	US$ (681,605)	US$ 2,315,373

Accumulated deficit	(2,046,629)	(1,368,577)	(39,646)	184	1,408,039	(2,046,629)

Cumulative translation adjustments	(232,494)	486,589	(5,965)	(295)	(480,329)	(232,494)

	US$ 36,250	US$ (260,238)	US$ 13,887	US$ 246	US$ 246,105	US$ 36,250

	US$ 370,343	US$ 675,281	US$ 14,850	US$ 1,072	US$ (417,079)	US$ 644,467

		Guarantors

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Less than wholly - owned subsidiary	Non-guarantors subsidiary	Eliminations	Net Serviços (consolidated)

Statement of operations
Net revenue	US$ -	US$ 382,847	US$ -	US$ 809	US$ 3,501	US$ 387,157
Direct operating expenses	-	(221,586)	-	(503)	(3,496)	(225,585)
Selling, general and administrative expenses	(44,721)	(24,699)	(32)	(91)	26	(69,517)
Depreciation and amortization	(9,965)	(64,124)	-	(81)	-	(74,170)
Cumulative effect of accounting change	(367,733)	-	-	-	-	(367,733)
Other, net	15,440	(40,387)	-	15	-	(24,932)
Exchange gains (losses), net	(79,841)	(78,792)	-	(28)	-	(158,661)
Financial expense	(118,254)	7,319	(8)	(11)	(47,308)	(158,262)
Financial income	146,505	(186,199)	-	6	47,318	7,630
Equity in results of consolidated subsidiaries	(238,766)	331,947	-	-	(93,181)	-
Investees	(1,162)	-	-	-	-	(1,162)
Other, net	(2,508)	(2,241)	-	(1)	-	(4,750)
Income tax	-	(1,085)	-	(21)	-	(1,106)
Minority interest in results of consolidated suibsidiares	-	601	-	-	(601)	-
Income (loss) from operations, net of tax	-	(9,914)	-	-	-	(9,914)

Loss for the period	US$ (701,005)	US$ 93,687	US$ (40)	US$ 94	US$ (93,741)	US$ (701,005)

Statement of Cash Flows
Net cash provided by operating activities	US$ 393,445	US$ (715,439)	US$ (36)	US$ 189	US$ 429,556	US$ 107,715
Cash used in investing activities
Acquisition of property and equipment	(8,731)	(29,223)	-	(5)	-	(37,959)
Acquisition of investments and advances	(236,504)	(51,482)	-		290,637	2,651
Net cash acquired from acquisition Unicabo	-	-			-	-
Proceeds from sale of equipment	105	8,519	-	7	-	8,631
Net cash provided by financing activities	-	-	-		-	-
Change in overdraft facilities , net
. Short-term debt
.. Issuances	35,759	10,361	-		-	46,120
.. Repayments	(30,166)	(72,100)	-		-	(102,266)
. Long-term debt
.. Issuances	-	-	-		-	-
.. Repayments	(684)	(106,739)	-		-	(107,423)
. Related party loans
.. Issuances	320,338	256,151	36		(574,193)	2,332
.. Repayments	(342,142)	486,915	-		(146,000)	(1,227)
. Capital contribution	91,961	-	-		-	91,961
. Spin off	-	-	-		-	-
Effect of exchange rate changes
on cash and cash equivalents	(226,439)	219,379	-	(194)	-	(7,254)
Cash and cash equivalents -
beginning of period	3,318	9,149	-	7	-	12,474

Cash and cash equivalents - end of period	US$ 260	US$ 15,491	US$ -	US$ 4	US$ -	US$ 15,755

		Guarantors

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Less than wholly - owned subsidiary	Non-guarantors subsidiary	Eliminations	Net Serviços (consolidated)

Statement of operations
Net revenue	US$ 12,897	US$ 464,238	US$ -	US$ 1,203	US$ (7,293)	US$ 471,045
Direct operating expenses	-	(256,747)	-	(762)	2,349	(255,160)
Selling, general and administrative expenses	(36,271)	(68,442)	(27)	(76)	4,960	(99,856)
Depreciation and amortization	(65,637)	(154,680)	-	(204)	-	(220,521)
Other, net	(155)	(1,641)	-	-	-	(1,796)
Exchange gains (losses), net	(60,975)	(62,986)	-	(50)	(76)	(124,087)
Financial expense	(86,607)	(70,480)	(6)	(13)	32,105	(125,001)
Financial income	109,282	(65,462)	-	5	(32,099)	11,726
Equity in results of consolidated subsidiaries	(224,580)	(24,134)	-	-	248,714	-
Investees	(36)		-	-	-	(36)
Other, net	2,609	(6,606)	-	-	-	(3,997)
Income tax	-	(1,891)	-	(24)	-	(1,915)
Minority interest in results of		-	-	-		-
consolidated subsidiaries	-				-	-
Income (loss) from operations, net of tax	-	125	-	-		125

Loss for the period	US$ (349,473)	US$ (248,706)	US$ (33)	US$ 79	US$ 248,660	US$ (349,473)

Statement of Cash Flows
Net cash provided by operating activities	US$ 143,714	US$ (110,338)	US$ (34)	US$ (74)	US$ 34	US$ 33,302
Cash used in investing activities
Acquisition of property and equipment	(13,958)	(118,159)	-	(58)	-	(132,175)
Acquisition of investments and advances	(52,708)	(126,358)	-		178,348	(718)
Proceeds from sale of equipment	233	3,617	-	34	-	3,884
Net cash provided by financing activities
Change in overdraft facilities , net
. Short-term debt
.. Issuances	27,007	67,634	-		-	94,641
.. Repayments	(96,394)	(78,878)	-		-	(175,272)
. Long-term debt
.. Issuances	112,567	47,711	-		-	160,278
.. Repayments	(107,147)	(41,553)	-		-	(148,700)
. Related party loans
.. Issuances	244,909	698,482	33		(788,683)	154,741
.. Repayments	(49,308)	(600,198)	-		610,302	(39,204)
. Capital contribution	-	-	-		-	-
. Spin off	-	-	-		-	-
Effect of exchange rate changes
on cash and cash equivalents	(274,193)	261,893	-	105	345	(11,850)
Cash and cash equivalents -
beginning of period	68,596	4,951	1	-	(1)	73,547

Cash and cash equivalents - end of period	US$ 3,318	US$ 8,804	US$ -	US$ 7	US$ 345	US$ 12,474

16. Supplementary Information

	2002	Year ended December 31, 2003

Descriptions	Balance at beginning of year	Charges to expense	Effect of currency variation	Balance at end of year

Allowance for doubtful accounts	US$ (11,916)	US$ (6,784)	US$ 3,749	US$ (14,951)

Income tax valuation allowance	US$ (246,591)	US$ (51,592)	US$ (24,547)	US$ (322,730)

Provision for losses in equity investees
Net Brasil S.A.	US$ (1,230)	US$ 171	US$ 256	US$ (803)

	2001	Year ended December 31, 2002

Allowance for doubtful accounts	US$ (10,011)	US$ (11,235)	US$ 9,330	US$ (11,916)

Income tax valuation allowance	US$ (286,627)	US$ (88,046)	US$ 128,082	US$ (246,591)

Provision for losses in equity investees
Net Brasil S.A.	US$ (44)	US$ (1,414)	US$ 228	US$ (1,230)

	2000	Year ended December 31, 2001

Allowance for doubtful accounts	US$ (9,935)	US$ (11,913)	US$ 11,837	US$ (10,011)

Amortization of goodwill:
CMA – Participações S.A.	US$ (19,031)	US$ (26)	US$ 27	US$ (19,030)
Multicanal BH	(20,632)	(3,119)	5,615	(18,136)
Net Rio S.A.	(19,363)	(3,177)	1,837	(20,703)
Net São Paulo	(26,024)	(5,687)	2,358	(29,353)
Net Brasília S.A.	(6,743)	(1,310)	1,057	(6,996)
Net Recife S.A.	(314)	(187)	49	(452)
Net Campinas S.A.	(8,998)	(7,013)	627	(15,384)
Net Franca S.A.	(123)	(96)	30	(189)
Net Indaiatuba S.A.	(21)	(17)	-	(38)
Net São Carlos S.A.	(941)	(731)	195	(1,477)
Vicom Ltda.	(1,382)	(2,140)	208	(3,314)
Net Sul Comunicações Ltda.	(16,607)	(35,580)	2,023	(50,164)
GMMD-S Comunicações Ltda.	(1)	(5)	-	(6)
Consolidated subsidiaries of
Multicanal Cabo	(7,484)	(1,209)	845	(7,848)

	US$ (127,664)	US$ (60,297)	US$ 14,871	US$ (173,090)

Income tax valuation allowance	US$ (233,779)	US$ (103,499)	US$ 50,651	US$ (286,627)

Provision for losses in equity investees
Net Brasil S.A.	US$ (148)	US$ 104	US$ -	US$ (44)

17. Subsequent event – Commitment Letter for Debt Restructuring Plan – (Unaudited)

On June 27, 2004, the Company issued a relevant notice stating that the Company and financial creditors representing 70% of the Company’s principal amount of outstanding debt have entered into commitment letters that outline the terms and conditions upon which the Company would exchange the Company and its subsidiaries’ indebtedness held by such creditors for a combination of the Company’s new senior secured debt, new subordinated convertible debt and/or new equity, provided that the Company may in certain circumstances substitute cash for all or a portion of the equity and new subordinated convertible debt otherwise issuable to those creditors.

Currently, the Company expects that each creditor will be given the option either (i) to convert 60% of their debt into new senior secured debt and 40% into equity or (ii) to convert 100% of their debt into equity. In addition, because certain creditors of the Company’s reais-denominated debt are subject to legal restrictions that prevent them from holding equity, the Company intends to offer them the option of converting 60% of their debt into new senior secured debt and 40% into new subordinated convertible debt.

Additionally, the Company expects to issue up to 1,825,021,996 new equity shares in connection with the debt restructuring plan. The precise number of shares is subject to a number of circumstances, such as: the prevailing interest rates through the date of the restructuring, the exchange rate on the date of the restructuring, the extent to which the debt’s creditors elect the 100% equity option, and the extent to which holders of the Compan’s reais-denominated debt elect to receive subordinated convertible debt rather than equity.

The obligations of the creditors party to the commitment letters to effect the restructuring are subject to a number of significant conditions, such as:

  Creditors holding no less than 95% of the Company’s outstanding debt must agree to participate in the restructuring;
  There must not have occurred any material adverse change relating to the Company or to Brazil;
  The creditors must have satisfied themselves with certain remaining “due diligence” items relating to the Company, including with respect to the tax effects of the restructuring and the terms of the Company’s programming contracts;
  The Company must have obtained all governmental and third party consents necessary to consummate the restructuring; and
  The Company must negotiate and execute definitive documents reflecting the terms of the commitment letters and the substance and form of these documents must be acceptable to the creditors.

The commitment letters expire on September 30, 2004, although such date will be automatically extended to November 30, 2004, unless a majority of the creditors party to the commitment letters elect to veto such extension. Management does not expect that the debt restructuring will be completed by either of these dates, but expects, by this time to have entered into definitive agreements that supersede the commitment letters. If the Company has not entered into definitive agreements prior to that date on which the commitment letters would otherwise terminate, the Company would seek to extend the effectiveness of the commitment letters.

Until the time that the debt restructuring plan is signed, the Company will continue to accrue interest and other financial charges, on its consolidated financial statements, based on the existing debt instruments terms.

18. Subsequent event – Globo Comunicações e Participações S.A. agreement to sell an interest in Net Serviços de Comunicação S.A. to Teléfonos de México S.A. – (Unaudited)

On June 27, 2004, Net Serviços de Comunicação S.A. issued another relevant notice stating that its controlling shareholder, Globo Comunicações e Participações S.A. (Globopar), has entered into an agreement to sell an interest in the Company to Teléfonos de Mexico S.A. (Telmex). Under the terms of this agreement, Globopar would subscribe for all the voting shares, in connection with the debt’s restructuring plan, at a price of R$0.35 per share and Telmex will grant a standby underwriting guarantee for subscription at the minimum issue price of R$0.35, for all the non-voting shares to be issued. The conclusion of this transaction is subject to a number of conditions precendent, including the approval of the National Telecommunications Agency (“Anatel”), the closing of the Company’s debt restructuring plan and the negotiation with the other parties included in the Company’s existing Shareholders Agreement to either modify or establish a new agreement.

Alternatively, Globopar has a put option to sell to Telmex for an approximately US$130 million at any time after October 31, 2004, a combination of voting and non-voting shares of the Company currently held by Globopar, equivalent to approximately 34% of the total outstanding shares of the Company.

10. Stockholder’s Equity

Capital stock can be increased up to the limit of R$ 5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At December 31, 2003, the Company’s local currency financial statements presented an accumulated deficit of US$ 92,893 (December 31, 2002–US$ 318,508).

Relationships among controlling shareholders of Net Serviços are defined in the shareholders’ agreement entered on July 11, 2002. As per the agreement, any shareholder that desires to transfer part or the whole amount of its common shares, and in the case of BNDESPAR, Microsoft and RBS also their preferred shares to a third party, shall notify, in writing, all other parties in the shareholders’ agreement, allowing the right of first refusal. The agreement also provides for shares issuances at the Board of Directors discretion, approved by the simple majority of the board members that attend to the meeting and shall include the favorable vote of the board member indicated by BRADESPAR or BNDESPAR: (i) Company capital stock increase, by the issuance of new common shares for private or public placement; (ii) issuance of any convertible or exchangeable securities into common shares; (iii) amendment in the terms and conditions, or termination, of the operators concession contracts. As defined in the shareholders’ agreement, the Company’s Board of Directors shall be comprised by a minimum of 9 (nine) and a maximum of 12 (twelve) regular members, and the same number of alternate members, all shareholders of Net Serviços and indicated by the Qualified Investors, being certain that each Qualified Investor shall have the right to indicate, individually, at least one member of the Company Board of Directors.

Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder’s capital is registered as foreign capital with the Brazilian Central Bank. No withholding tax is payable on dividends paid out of profits earned from January 1, 1996.

During 2002, the Board of Directors approved an aggregated increase in the Company’s capital stock of R$ 1.2 billion (US$ 392,236) by issuing for public subscription 707,182,199 common shares and 1,040,548,045 preferred shares, all nominative, no-par value, at the price of R$ 0.70 each.

As a result of certain ownership reorganization at its controlling shareholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A.. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$ 156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes will result in a future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years.

In accordance with Brazilian Corporate Law, the Company will issue shares (pro rata both common and preferred) up to the amount of the tax benefits realized by the Company. At the time of the issuance of the shares, the non-controlling shareholders will be given the right to purchase their pro rata share of this capital stock increase in order to prevent dilution. In case they do not accept the offer, shares will be issued only to the contributing shareholder. The additional capital paid is transferred to capital upon the issuance of the shares.

During 2003, a benefit of US$ 4,670 was generated, represented by cash savings due to non payment of current income tax obligations by certain operating subsidiaries. The actual issuance of shares is subject to ratification by the stockholders.

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options corresponding to approximately 3 million shares in December 2003. The exercise price of the stock-option is the same price that will be agreed with creditors in connection with the potential conversion of debt into equity. The exercise period is two years as from the date that the Company obtained a signed agreement with the creditors in connection with the debt restructuring process.

11. Income Tax

The statutory rates applicable in each period were as follows (in percentages):

	2003	2002	2001

Federal income tax	25%	25%	25%
Social contribution	9%	9%	8%

Composite federal income tax	34%	34%	33%

The reconciliation of the tax benefit determined using the statutory tax rate to the Company’s per tax loss to the tax expense follows:

	Years ended December 31,

	2003	2002	2001

Loss before cumulative effect accounting change,
income tax, equity in results of investees and minority
interests in losses of consolidated subsidiaries	US$ (40,189)	US$ (321,090)	US$ (347,647)
Statutory composite tax rates	34.00%	34.00%	33.00%

Tax benefit at statutory rates	US$ 13,663	US$ 109,171	US$ 114,723
Adjustments to derive effective rate:
Principles differences from BRGAAP to USGAAP
Income and social tax on permanent differences USGAAP	11,831	113,218	4,542
Income and social tax on permanent differences BRGAAP	35,340	(104,892)	(3,593)
Non deductible goodwill amortization and impairment	-	(943)	(10,278)
Other	(14,095)	(31,323)	(4,198)
Increases in valuation allowance	(51,828)	(86,337)	(103,111)

Income tax expenses	US$ (5,089)	US$ (1,106)	US$ (1,915)

Current income tax	(12,754)	(1,013)	(753)
Deferred income tax	7,665	(93)	(1,162)

Income tax expenses, net	US$ (5,089)	US$ (1,106)	US$ (1,915)

The net deferred tax asset is comprised as follows:

	2003	2002

Deferred tax assets:
Tax loss carryforwards	US$ 300,295	US$ 222,284
Deferred hook-up revenue charges and financial leasing	7,632	6,538
Accrued expenses - not currently deductible	20,247	22,982
Change in functional currency	8,726	284

	336,900	252,088

Deferred tax liabilities:
Property and equipment	(5,812)	(5,043)

	(5,812)	(5,043)

Net deferred tax assets	331,088	247,045
Valuation allowance	(322,730)	(246,591)

Net deferred tax asset-non current	US$ 8,358	US$ 454

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforwards in a given year to 30% of taxable income. At December 31, 2003 and 2002, the Company and its subsidiaries had tax loss carryforwards of US$ 887,593 and US$ 676,799, respectively. The valuation allowance related to the tax loss carryforwards and temporary differences was reassessed in the case of those operating subsidiaries which are reporting taxable income.

12. Commitments and Contingencies

a) Commitments

Future minimum rental payments required under non-cancelable operating leases are not significant.

Rental expenses for the years ended December 31, 2003, 2002 and 2001 were US$2,097, US$ 16,966 and US$ 19,164, respectively.

The Company has entered into success fees agreements due in connection with the successful completion of the debt restructuring plan. Management estimate that such success fees are not expected to exceed US$ 8.7 million.

b) Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

At December 31, the reserves for contingent liabilities are summarized below:

	2003	2002

Tax related matters	US$ 160,073	US$ 88,106
Labor related claims	10,116	6,958
Civil related claims	5,694	5,665

Total	US$ 175,883	US$ 100,729

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$ 23,751 (US$ 30,426 in 2002), which is available to offset payments required under ultimate unfavorable court decisions.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

Following is a description of the Company’s major tax related matters:

The subsidiary Cabodinamica TV Cabo São Paulo is defending itself from two federal tax assessment related to the deductibility of expenses in 2003. The Company has established a reserve of US$ 2,646 as of December 31, 2003.

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain recent adverse court decisions in respect to this matter, management has established a reserve of US$ 58,548 (US$ 34,738 – 2002). It is the understanding of management and its external legal counsel that interest accrued under the current intercompany accounts is not subject to withholding tax and no accruals are established in respect to this matter.

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS (social fund contributions) on their revenues. At December 31, 2003, the amount of US$ 55,381 (US$ 36,247 in 2002) was currently recorded under reserve for tax contingencies. Since July 1999, the subsidiaries have been paying such contributions. The judicial deposits made in connection with this litigation in the amount of US$ 21,056 (US$ 15,956 in 2002) will be relinquished upon an official judicial ruling and used to offset the amounts due related to this dispute. Accordingly the deposits were applied to reduce the liabilities in the financial statements.

The subsidiary Net Rio S.A. received a tax assessment notice from the State Tax Authority in the amount of approximately US$ 21,459 (US$ 17,547 in 2002) relating to ICMS tax. The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from September 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the company has meritorious and substantial defense arguments and considering the risks involved established a reserve in the amount of US$ 6,302 (US$ 4,693 in 2002) for potential losses related to this assessment.

The Company is defending a federal tax assessment notice in the amount of US$ 7,268 (US$ 6,170 in 2002) due to a difference in classification between the Company and the Tax Authorities’ of analogical decoders for use in pay-TV systems under the Common Mercosur Names. Management has established a reserve of US$ 3,146 for losses related to this matter.

The subsidiaries Net Campinas Ltda. and Net São José do Rio Preto Ltda. have received assessment notices from the State Tax Authorities, suspending the previously approved benefit of payment of their ICMS tax debt in installments. Management is defending the assessment and has recorded a reserve in the amount of US$ 3,604 (US$ 2,805 in 2002) for losses related to this matter.

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2003, court deposits related to this dispute amounts to US$ 8,659 (US$ 6,219 in 2002).

The subsidiary Net São Paulo Ltda. is defending itself at the administrative level, from two Federal Tax Authorities assessment notices, in the amount of US$ 5,061 (US$ 2,269 in 2002), related to the deductibility of certain expenses in the fiscal years from 1995 to 1997. Management has established full reserves for these assessments.

The subsidiary Net Rio S.A. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has established reserve in the amount of US$ 4,070 (US$ 2,258 in 2002) to cover potential losses arising from this dispute.

Certain operating subsidiaries are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$ 2,780 (US$ 1,280 in 2002).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$ 5,864 (US$ 4,796 in 2002). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not make reserves for this purpose in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

The subsidiary Net Brasília Ltda. is defending itself from a state tax assessment notice related to divergences in the ICMS basis in 1996 and 1997. Management has established a reserve of approximately US$ 2,600 (US$ 593 in 2002).

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has established a reserve of US$ 1,857.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has established the reserves for probable losses arising from these proceedings.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has established the reserves deemed appropriated to cover probable losses on civil proceedings.

13. Financial Instruments

a) Concentration of risk

Financial instruments that potentially subject the Company to concentration of risk consist principally of cash and cash equivalents, accounts receivable, debt and payables to programmers. The Company maintains cash and cash equivalents with various financial institutions and as a policy limits exposure to any one institution. Concentration of credit risk with respect to accounts receivable is limited due to large number of subscribers comprising the customer base.

At December 31, 2003 the U.S. dollar exposure was comprised as follows:

	2003	2002

Debt	US$ 221,650	US$ 219,315
Accounts payable to programmers	33,798	36,996

	US$ 255,448	US$ 256,311

b) Fair value

The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

(i) Cash and cash equivalents, accounts receivable and accounts payable

Due to the short-term nature of these accounts, the carrying amounts reported in the balance sheet approximate the fair values.

b) Fair value

(ii) Debt

At December 31, 2003 and 2002, the carrying value of debt was comprised as follows:

Description	Carrying Value 2003	Carrying Value 2002

Multicanal Senior Guaranteed Notes	US$ 97,692	US$ 97,692
Net Sul Floating Rate Notes	72,300	72,300
Trade Financing Loans	17,910	20,612
IFC Credit Facility	11,681	11,681
Non-Convertible Debentures	67,541	55,229
Convertible Debentures	14,939	11,444
Working Capital Loans	67,476	47,086
Other	393	7,704

Total	US$ 349,932	US$ 323,748

As previously noted, the Company is in default of certain loan and related covenant agreements. The Company is in current discussions with their creditors to renegotiate certain repayment terms and conditions. Concurrent with such discussions, the Company continues to reorganize their operations in an attempt to enhance their cash flow and profitability.

Based on the terms of the ongoing negotiations with creditors, management estimates that the fair value of the financial instruments approximates their book value. Under the terms being discussed with its creditors, the Company understands that accounts payable related to default penalties may result in a concession depending on the outcome of the ongoing negotiations.

(iii) Derivatives

In order to help manage the risk of the effects of major devaluation of the Brazilian real against the U.S. dollar, the Company entered into short-term forward interest and foreign exchange swaps contracts. At December 31, 2003 and 2002 there were no outstanding contracts.

14. Non-cash Transactions

The following non-cash transactions occurred in 2002 as part of the recapitalization of the Company:

  Programming credits amounting to R$ 155,184 thousand (equivalent to US$ 49,832 at the exchange rate in force at the date of the issuance of shares) held by companies related to Organizações Globo and R$ 2,236 thousand (equivalent to US$ 746 at the exchange rate in force at the date of the issuance of shares) held by companies related to Grupo RBS were capitalized.

  Capital advances in the amount of R$ 383,191 thousand (equivalent to US$ 123,470 at the exchange rate in force at the date of the issuance of shares) made by companies related to Organizações Globo, and capital advances of R$ 18,491 thousand (equivalent to US$ 6,171 at the exchange rate in force at the date of the issuance of shares) made by entities related to RBS Administração e Cobrança Ltda. were capitalized.

  Convertible debentures in the amount of R$ 365,817 thousand (equivalent to US$120,057 at the exchange rate in force at the date of the issuance of shares) were converted into equity.

15. Guarantor Subsidiaries - Consolidating Statements

The following condensed consolidating information, prepared in accordance with USGAAP, is presented in connection with the proposed guarantee of the debt restructuring plan, which will be senior secured obligations of Net Serviços de Comunicação S.A., ranking senior in right of payment to any all existing and future indebtedness of Net Serviços that is expressly subordinated to the new notes, will effectively rank senior in right of payment to unsecured indebtedness of Net Serviços to the extent of the value of the collateral securing the new notes (subject to any priority rights for such unsecured indebtedness pursuant to applicable law), and will rank pari passu in right of payment among themselves and with all existing and future senior indebtedness that is not expressly subordinated to the new notes; and are unconditionally guaranteed, on a joint and several basis, by each of Net Serviços de Comunicação S.A.’s consolidated subsidiaries, except for Net Criciuma Ltda.

The condensed consolidated balance sheet at December 31, 2003 and 2002 and the condensed consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2003, are presented for (i) Net Serviços de Comunicação S.A. (Net Serviços parent company), (ii) guarantor subsidiaries which are all wholly-owned (wholly-owned subsidiaries combined) and the less than wholly owned subsidiary (CMA Participações S.A.), (iii) Net Criciuma Ltda. that is not a guarantor and (iv) elimination entries (eliminations). Net Serviços investments in subsidiaries and in equity investees are presented on the equity method of accounting in the condensed consolidated balance sheets and statements of operations. Net Serviços de Comunicação S.A. holds a direct 86% interest in Multicanal Telecomunicações S.A. and an indirect 14% interest through CMA-Participações S.A. Accordingly, for purposes of the aforementioned consolidated statements, Multicanal Telecomunicações S.A. and its wholly-owned subsidiaries have been included as “Wholly-owned subsidiaries (combined)”.

		Guarantors

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Less than wholly - owned subsidiary	Non-guarantors subsidiary	Eliminations	Net Serviços (consolidated)

Balance Sheet
Current assets
Cash and cash equivalents	US$ 30	US$ 68,767	US$ 1	US$ 14	US$ (1)	US$ 68,811
Accounts receivable, net	-	35,988	-	66	-	36,054
Other current assets	13,940	7,013	-	74	(10,741)	10,286

	US$ 13,970	US$ 111,768	US$ 1	US$ 154	US$ (10,742)	US$ 115,151
Property and equipment, net	30,638	331,804	-	345	10,741	373,528
Investments and advances to investees	2,403	-	-	-	-	2,403
Investments and advances to consolidated
subsidiaries	216,768	22,531	18,161	681	US$ (258,141)	-
Goodwill, net (consolidated subsidiaries)	248,961	19,678	-	-	-	268,639
Other assets	19,017	42,752	-	18	(19,817)	41,970

Total assets	US$ 531,757	US$ 528,533	US$ 18,162	US$ 1,198	US$ (277,959)	US$ 801,691

Current liabilities
Accounts payable to suppliers and programmers	US$ 13,206	US$ 63,156	US$ 2	US$ 191	US$ (2)	US$ 76,553
Short-term debt	283,702	113,307	-	-	(47,077)	349,932
Due to related companies	7,289	143,349	-	-	(150,638)	-
Other current liabilities	132,938	28,686	-	103	(5,990)	155,737

	US$ 437,135	US$ 348,498	US$ 2	US$ 294	US$ (203,707)	US$ 582,222
Non-current liabilities
Accounts payable to programmers	US$ -	US$ 16,051	US$ -	US$ -	-	US$ 16,051
Due to related companies	2,063	277,413	-	-	(277,413)	2,063
Deferred sign-on, hookup fee and Programming benefit	2,334	21,558	-	7	-	23,899
Other payables and accruals	93,116	86,742		489	-	180,347

	US$ 534,648	US$ 750,262	US$ 2	US$ 790	US$ (481,120)	US$ 804,582

Advances for future capital			1,204		(1,204)
Minority interestes in consolidated subsidiaries	-	136	-	-	(136)	-
Stockholders' equity (deficit)
Capital	US$ 2,320,043	US$ 1,042,765	59,498	US$ 357	US$ (1,102,620)	US$ 2,320,043
Accumulated deficit	(2,092,032)	(1,767,357)	(39,672)	294	1,806,735	(2,092,032)
Cumulative translation adjustments	(230,902)	502,727	(2,870)	(243)	(499,614)	(230,902)

	US$ (2,891)	US$ (221,865)	16,956	US$ 408	US$ 204,501	US$ (2,891)

	US$ 531,757	US$ 528,533	US$ 18,162	US$ 1,198	US$ (277,959)	US$ 801,691

		Guarantors

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Less than wholly - owned subsidiary	Non-guarantors subsidiary	Eliminations	Net Serviços (consolidated)

Statement of operations
Net revenue	US$ -	US$ 392,631	US$ -	US$ 961	US$ (1,277)	US$ 392,315
Direct operating expenses	(2,305)	(212,677)	-	(534)	1,276	(214,240)
Selling, general and administrative expenses	(21,590)	(55,486)	(18)	(87)	18	(77,163)
Depreciation and amortization	(9,206)	(54,392)	-	(129)	-	(63,727)
Other, net	845	(3,189)	-	(20)	-	(2,364)
Exchange gains (losses), net	21,614	14,307	-	(32)	-	35,889
Financial expense	(76,859)	(39,565)	(8)	(28)	593	(115,867)
Financial income	1,860	6,346	-	5	(583)	7,628
Equity in results of consolidated subsidiaries	46,356	(26,342)	-		(20,014)	-
Investees	(580)	-	-	-	-	(580)
Other, net	(843)	(1,813)	-	(4)	-	(2,660)
Income tax	(4,695)	(372)	-	(22)	-	(5,089)
Minority interest in results of consolidated subsidiaries	-	64	-		(64)	-
Income (loss) from operations, net of tax	-	455	-	-	-	455

Loss for the period	US$ (45,403)	US$ 19,967	US$ (26)	US$ 110	US$ (20,051)	US$ (45,403)

Statement of Cash Flows
Net cash provided by operating activities	US$ (557,879)	US$ 155,761	US$ (28)	US$ (3)	US$ 465,779	US$ 63,630
Cash used in investing activities
Acquisition of property and equipment	(9,867)	(13,000)	-	40	-	(22,827)
Acquisition of investments and advances	417,342	176,595	-		(595,117)	(1,180)
Proceeds from sale of equipment	1,019	3,554	-	(6)	-	4,567
Net cash provided by financing activities	-	-			-	-
Change in overdraft facilities , net
. Short-term debt
.. Issuances	37	-	-		-	37
.. Repayments	(86)	-	-		-	(86)
. Long-term debt
.. Issuances	-	-	-		-	-
.. Repayments	-	-	-		-	-
. Related party loans
.. Issuances	80,198	754,367	29	1,077	(835,655)	16
.. Repayments	(23,114)	(940,674)	-	(1,263)	965,045	(6)
Effect of exchange rate changes
on cash and cash equivalents	92,120	(83,327)	-	164	(52)	8,905
Cash and cash equivalents -
beginning of period	260	15,491	-	4	-	15,755

Cash and cash equivalents - end of period	US$ 30	US$ 68,767	US$ 1	US$ 13	US$ -	US$ 68,811

		Guarantors

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Less than wholly - owned subsidiary	Non-guarantors subsidiary	Eliminations	Net Serviços (consolidated)

Balance Sheet
Current assets
Cash and cash equivalents	US$ 260	US$ 15,491	US$ -	US$ 4	US$ -	US$ 15,755
Accounts receivable, net	-	29,547	-	65	-	29,612
Other current assets	2,055	5,122	-	6	-	7,183

	US$ 2,315	US$ 50,160	US$ -	US$ 75	US$ -	US$ 52,550
Property and equipment, net	29,606	319,977		331	-	349,914
Investments and advances to investees	857	-	14,850	-	(14,850)	857
Investments and advances to consolidated
Subsidiaries	72,493	277,070	-	660	US$ (350,223)	-
Goodwill, net (consolidated subsidiaries)	205,007	16,680	-	-	-	221,687
Other assets	60,065	11,394	-	6	(52,006)	19,459

Total assets	US$ 370,343	US$ 675,281	US$ 14,850	US$ 1,072	US$ (417,079)	US$ 644,467

Current liabilities
Accounts payable to suppliers and programmers	US$ -	US$ 76,699	US$ 3	US$ 146	US$ (3)	US$ 76,845
Short-term debt	216,521	107,227	-	-	-	323,748
Due to related companies	48,117	15,824	-	-	(63,941)	-
Other current liabilities	41,056	36,267	-	38	-	77,361

	US$ 305,694	US$ 236,017	US$ 3	US$ 184	US$ (63,944)	US$ 477,954
Non-current liabilities
Long-term debt	-	-	-	-	-
Due to related companies	2,111	598,161	960	-	(599,121)	2,111
Deferred sign-on and hookup fee revenue	-	19,980	-	-	-	19,980
Other payables and accruals	26,288	81,242	-	642	-	108,172

	US$ 334,093	US$ 935,400	US$ 963	US$ 826	US$ (663,065)	US$ 608,217

Minority interestes in consolidated subsidiaries	-	119	-	-	(119)	-
Stockholders' equity (deficit)
Capital	US$ 2,315,373	US$ 621,750	US$ 59,498	US$ 357	US$ (681,605)	US$ 2,315,373

Accumulated deficit	(2,046,629)	(1,368,577)	(39,646)	184	1,408,039	(2,046,629)

Cumulative translation adjustments	(232,494)	486,589	(5,965)	(295)	(480,329)	(232,494)

	US$ 36,250	US$ (260,238)	US$ 13,887	US$ 246	US$ 246,105	US$ 36,250

	US$ 370,343	US$ 675,281	US$ 14,850	US$ 1,072	US$ (417,079)	US$ 644,467

		Guarantors

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Less than wholly - owned subsidiary	Non-guarantors subsidiary	Eliminations	Net Serviços (consolidated)

Statement of operations
Net revenue	US$ -	US$ 382,847	US$ -	US$ 809	US$ 3,501	US$ 387,157
Direct operating expenses	-	(221,586)	-	(503)	(3,496)	(225,585)
Selling, general and administrative expenses	(44,721)	(24,699)	(32)	(91)	26	(69,517)
Depreciation and amortization	(9,965)	(64,124)	-	(81)	-	(74,170)
Cumulative effect of accounting change	(367,733)	-	-	-	-	(367,733)
Other, net	15,440	(40,387)	-	15	-	(24,932)
Exchange gains (losses), net	(79,841)	(78,792)	-	(28)	-	(158,661)
Financial expense	(118,254)	7,319	(8)	(11)	(47,308)	(158,262)
Financial income	146,505	(186,199)	-	6	47,318	7,630
Equity in results of consolidated subsidiaries	(238,766)	331,947	-	-	(93,181)	-
Investees	(1,162)	-	-	-	-	(1,162)
Other, net	(2,508)	(2,241)	-	(1)	-	(4,750)
Income tax	-	(1,085)	-	(21)	-	(1,106)
Minority interest in results of consolidated suibsidiares	-	601	-	-	(601)	-
Income (loss) from operations, net of tax	-	(9,914)	-	-	-	(9,914)

Loss for the period	US$ (701,005)	US$ 93,687	US$ (40)	US$ 94	US$ (93,741)	US$ (701,005)

Statement of Cash Flows
Net cash provided by operating activities	US$ 393,445	US$ (715,439)	US$ (36)	US$ 189	US$ 429,556	US$ 107,715
Cash used in investing activities
Acquisition of property and equipment	(8,731)	(29,223)	-	(5)	-	(37,959)
Acquisition of investments and advances	(236,504)	(51,482)	-		290,637	2,651
Net cash acquired from acquisition Unicabo	-	-			-	-
Proceeds from sale of equipment	105	8,519	-	7	-	8,631
Net cash provided by financing activities	-	-	-		-	-
Change in overdraft facilities , net
. Short-term debt
.. Issuances	35,759	10,361	-		-	46,120
.. Repayments	(30,166)	(72,100)	-		-	(102,266)
. Long-term debt
.. Issuances	-	-	-		-	-
.. Repayments	(684)	(106,739)	-		-	(107,423)
. Related party loans
.. Issuances	320,338	256,151	36		(574,193)	2,332
.. Repayments	(342,142)	486,915	-		(146,000)	(1,227)
. Capital contribution	91,961	-	-		-	91,961
. Spin off	-	-	-		-	-
Effect of exchange rate changes
on cash and cash equivalents	(226,439)	219,379	-	(194)	-	(7,254)
Cash and cash equivalents -
beginning of period	3,318	9,149	-	7	-	12,474

Cash and cash equivalents - end of period	US$ 260	US$ 15,491	US$ -	US$ 4	US$ -	US$ 15,755

		Guarantors

	Net Serviços (parent company)	Wholly-owned Subsidiaries (combined)	Less than wholly - owned subsidiary	Non-guarantors subsidiary	Eliminations	Net Serviços (consolidated)

Statement of operations
Net revenue	US$ 12,897	US$ 464,238	US$ -	US$ 1,203	US$ (7,293)	US$ 471,045
Direct operating expenses	-	(256,747)	-	(762)	2,349	(255,160)
Selling, general and administrative expenses	(36,271)	(68,442)	(27)	(76)	4,960	(99,856)
Depreciation and amortization	(65,637)	(154,680)	-	(204)	-	(220,521)
Other, net	(155)	(1,641)	-	-	-	(1,796)
Exchange gains (losses), net	(60,975)	(62,986)	-	(50)	(76)	(124,087)
Financial expense	(86,607)	(70,480)	(6)	(13)	32,105	(125,001)
Financial income	109,282	(65,462)	-	5	(32,099)	11,726
Equity in results of consolidated subsidiaries	(224,580)	(24,134)	-	-	248,714	-
Investees	(36)		-	-	-	(36)
Other, net	2,609	(6,606)	-	-	-	(3,997)
Income tax	-	(1,891)	-	(24)	-	(1,915)
Minority interest in results of		-	-	-		-
consolidated subsidiaries	-				-	-
Income (loss) from operations, net of tax	-	125	-	-		125

Loss for the period	US$ (349,473)	US$ (248,706)	US$ (33)	US$ 79	US$ 248,660	US$ (349,473)

Statement of Cash Flows
Net cash provided by operating activities	US$ 143,714	US$ (110,338)	US$ (34)	US$ (74)	US$ 34	US$ 33,302
Cash used in investing activities
Acquisition of property and equipment	(13,958)	(118,159)	-	(58)	-	(132,175)
Acquisition of investments and advances	(52,708)	(126,358)	-		178,348	(718)
Proceeds from sale of equipment	233	3,617	-	34	-	3,884
Net cash provided by financing activities
Change in overdraft facilities , net
. Short-term debt
.. Issuances	27,007	67,634	-		-	94,641
.. Repayments	(96,394)	(78,878)	-		-	(175,272)
. Long-term debt
.. Issuances	112,567	47,711	-		-	160,278
.. Repayments	(107,147)	(41,553)	-		-	(148,700)
. Related party loans
.. Issuances	244,909	698,482	33		(788,683)	154,741
.. Repayments	(49,308)	(600,198)	-		610,302	(39,204)
. Capital contribution	-	-	-		-	-
. Spin off	-	-	-		-	-
Effect of exchange rate changes
on cash and cash equivalents	(274,193)	261,893	-	105	345	(11,850)
Cash and cash equivalents -
beginning of period	68,596	4,951	1	-	(1)	73,547

Cash and cash equivalents - end of period	US$ 3,318	US$ 8,804	US$ -	US$ 7	US$ 345	US$ 12,474

16. Supplementary Information

	2002	Year ended December 31, 2003

Descriptions	Balance at beginning of year	Charges to expense	Effect of currency variation	Balance at end of year

Allowance for doubtful accounts	US$ (11,916)	US$ (6,784)	US$ 3,749	US$ (14,951)

Income tax valuation allowance	US$ (246,591)	US$ (51,592)	US$ (24,547)	US$ (322,730)

Provision for losses in equity investees
Net Brasil S.A.	US$ (1,230)	US$ 171	US$ 256	US$ (803)

	2001	Year ended December 31, 2002

Allowance for doubtful accounts	US$ (10,011)	US$ (11,235)	US$ 9,330	US$ (11,916)

Income tax valuation allowance	US$ (286,627)	US$ (88,046)	US$ 128,082	US$ (246,591)

Provision for losses in equity investees
Net Brasil S.A.	US$ (44)	US$ (1,414)	US$ 228	US$ (1,230)

	2000	Year ended December 31, 2001

Allowance for doubtful accounts	US$ (9,935)	US$ (11,913)	US$ 11,837	US$ (10,011)

Amortization of goodwill:
CMA – Participações S.A.	US$ (19,031)	US$ (26)	US$ 27	US$ (19,030)
Multicanal BH	(20,632)	(3,119)	5,615	(18,136)
Net Rio S.A.	(19,363)	(3,177)	1,837	(20,703)
Net São Paulo	(26,024)	(5,687)	2,358	(29,353)
Net Brasília S.A.	(6,743)	(1,310)	1,057	(6,996)
Net Recife S.A.	(314)	(187)	49	(452)
Net Campinas S.A.	(8,998)	(7,013)	627	(15,384)
Net Franca S.A.	(123)	(96)	30	(189)
Net Indaiatuba S.A.	(21)	(17)	-	(38)
Net São Carlos S.A.	(941)	(731)	195	(1,477)
Vicom Ltda.	(1,382)	(2,140)	208	(3,314)
Net Sul Comunicações Ltda.	(16,607)	(35,580)	2,023	(50,164)
GMMD-S Comunicações Ltda.	(1)	(5)	-	(6)
Consolidated subsidiaries of
Multicanal Cabo	(7,484)	(1,209)	845	(7,848)

	US$ (127,664)	US$ (60,297)	US$ 14,871	US$ (173,090)

Income tax valuation allowance	US$ (233,779)	US$ (103,499)	US$ 50,651	US$ (286,627)

Provision for losses in equity investees
Net Brasil S.A.	US$ (148)	US$ 104	US$ -	US$ (44)

17. Subsequent event – Commitment Letter for Debt Restructuring Plan – (Unaudited)

On June 27, 2004, the Company issued a relevant notice stating that the Company and financial creditors representing 70% of the Company’s principal amount of outstanding debt have entered into commitment letters that outline the terms and conditions upon which the Company would exchange the Company and its subsidiaries’ indebtedness held by such creditors for a combination of the Company’s new senior secured debt, new subordinated convertible debt and/or new equity, provided that the Company may in certain circumstances substitute cash for all or a portion of the equity and new subordinated convertible debt otherwise issuable to those creditors.

Currently, the Company expects that each creditor will be given the option either (i) to convert 60% of their debt into new senior secured debt and 40% into equity or (ii) to convert 100% of their debt into equity. In addition, because certain creditors of the Company’s reais-denominated debt are subject to legal restrictions that prevent them from holding equity, the Company intends to offer them the option of converting 60% of their debt into new senior secured debt and 40% into new subordinated convertible debt.

Additionally, the Company expects to issue up to 1,825,021,996 new equity shares in connection with the debt restructuring plan. The precise number of shares is subject to a number of circumstances, such as: the prevailing interest rates through the date of the restructuring, the exchange rate on the date of the restructuring, the extent to which the debt’s creditors elect the 100% equity option, and the extent to which holders of the Compan’s reais-denominated debt elect to receive subordinated convertible debt rather than equity.

The obligations of the creditors party to the commitment letters to effect the restructuring are subject to a number of significant conditions, such as:

  Creditors holding no less than 95% of the Company’s outstanding debt must agree to participate in the restructuring;
  There must not have occurred any material adverse change relating to the Company or to Brazil;
  The creditors must have satisfied themselves with certain remaining “due diligence” items relating to the Company, including with respect to the tax effects of the restructuring and the terms of the Company’s programming contracts;
  The Company must have obtained all governmental and third party consents necessary to consummate the restructuring; and
  The Company must negotiate and execute definitive documents reflecting the terms of the commitment letters and the substance and form of these documents must be acceptable to the creditors.

The commitment letters expire on September 30, 2004, although such date will be automatically extended to November 30, 2004, unless a majority of the creditors party to the commitment letters elect to veto such extension. Management does not expect that the debt restructuring will be completed by either of these dates, but expects, by this time to have entered into definitive agreements that supersede the commitment letters. If the Company has not entered into definitive agreements prior to that date on which the commitment letters would otherwise terminate, the Company would seek to extend the effectiveness of the commitment letters.

Until the time that the debt restructuring plan is signed, the Company will continue to accrue interest and other financial charges, on its consolidated financial statements, based on the existing debt instruments terms.

18. Subsequent event – Globo Comunicações e Participações S.A. agreement to sell an interest in Net Serviços de Comunicação S.A. to Teléfonos de México S.A. – (Unaudited)

On June 27, 2004, Net Serviços de Comunicação S.A. issued another relevant notice stating that its controlling shareholder, Globo Comunicações e Participações S.A. (Globopar), has entered into an agreement to sell an interest in the Company to Teléfonos de Mexico S.A. (Telmex). Under the terms of this agreement, Globopar would subscribe for all the voting shares, in connection with the debt’s restructuring plan, at a price of R$0.35 per share and Telmex will grant a standby underwriting guarantee for subscription at the minimum issue price of R$0.35, for all the non-voting shares to be issued. The conclusion of this transaction is subject to a number of conditions precendent, including the approval of the National Telecommunications Agency (“Anatel”), the closing of the Company’s debt restructuring plan and the negotiation with the other parties included in the Company’s existing Shareholders Agreement to either modify or establish a new agreement.

Alternatively, Globopar has a put option to sell to Telmex for an approximately US$130 million at any time after October 31, 2004, a combination of voting and non-voting shares of the Company currently held by Globopar, equivalent to approximately 34% of the total outstanding shares of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.